UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Wako Logistics Group, Inc.
(Name of small business issuer in our charter)

Delaware	4299	20-0262555
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3606-8, 36/F, Citibank Tower,
Citibank Plaza, 3 Garden Road
Central, Hong Kong
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: 852-27998000 (212-924-3548)

Corporate Creations Network Inc.
Wilmington, DE 19806
New Castle County

Tel: (302) 424-4866

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered	offering price per	aggregate offering	registration
		unit (1)	price	fee
Common Stock offered by our	440,000	$ .50	$ 220,000	$ 27.87
Selling Stockholders (2)

(1)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. (2) The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PROSPECTUS

WAKO LOGISTICS GROUP, INC.

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling shareholders will pay no offering expenses.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange, the NASDAQ stock market, or the OTC Bulletin Board. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. There is substantial doubt about our ability to continue as a going concern. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ 2004.

TABLE OF CONTENTS

SUMMARY INFORMATION AND RISK FACTORS	5
RISK FACTORS	7
We are dependent on third parties for equipment and services essential to operate our business and we
could lose customers and revenues if we fail to secure this equipment and services	7
The political uncertainty in Hong Kong makes it difficult to develop any long range business planning,
which may reduce our revenues	7
Our business is seasonal and cyclical and our operating results and financial condition may therefore
fluctuate	7
We could lose customers because we do not have an on-going contractual relationship with them, which
could reduce our revenues	7
We incur significant credit risks in the operation of our business which could reduce our revenues	8
Because the majority of our shipping costs are incurred under space contracts and guarantees,
we incur significant inventory risk and risk of loss which could reduce our revenues	8
You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws
against our non-U.S. operating subsidiaries and our and their non-U.S. resident directors and officers	8
Because insiders control our activities, they may block or deter actions that you might otherwise
desire that we take.	9
The offering price of $.50 per share has been arbitrarily set by our Board of Directors and
accordingly does not indicate the actual value of our business.	9
Because there is not now and may never be a public market for our common stock, investors may
have difficulty in reselling their shares	9
Sales of our common stock under Rule 144 could reduce the price of our stock	9
Because we do not have an audit or compensation committee, shareholders will have to rely on the entire
board of directors, some members of which are not independent, to perform these functions	10
USE OF PROCEEDS	10
DETERMINATION OF OFFERING PRICE	10
DILUTION	10
SELLING SHAREHOLDERS	11
PLAN OF DISTRIBUTION	14
LEGAL PROCEEDINGS	15
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS	15
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	16
DESCRIPTION OF SECURITIES	17
INTEREST OF NAMED EXPERTS	18
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES	18
DESCRIPTION OF BUSINESS	18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
DESCRIPTION OF PROPERTY	35
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	40
EXECUTIVE COMPENSATION	43
FINANCIAL STATEMENTS	44
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	71

Summary Information and Risk Factors

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements section prior to making an investment decision.

Organization

We were incorporated in Delaware on December 2, 2003 as Wako Logistics, Inc. and changed our name to Wako Logistics Group, Inc. on January 8th, 2004. On January 18th, 2004, we acquired all of the issued and outstanding stock of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited in share exchange transactions, which made these companies our wholly-owned subsidiaries. Our business is conducted primarily through these subsidiaries.

Wako Express (H.K.) Company Limited, a Hong Kong corporation, is an international sea freight logistics company established June 4, 1982. Wako Express handles sea freight exports and imports between Hong Kong and the rest of the world.

Wako Air Express (H.K.) Company Limited, a Hong Kong corporation, is an air freight logistics company, established February 24, 1989 handling air shipments between Hong Kong and the rest of the world.

We are authorized to issue 55 million shares of $.001 par value common stock of which 20,441,000 are outstanding as of the date of this prospectus. We are authorized to issue 5 million shares of $.001 par value preferred stock, of which no shares are currently issued and outstanding

Business

Our corporate offices are located at Room 3606-8, 36/F, Citibank Tower, Citibank Plaza, No.3 Garden Road, Central, Hong Kong. Our telephone number is 852-27998000.

We are a global, non-asset based logistics/freight forwarder providing supply chain logistics services such as warehousing, freight forwarding, packing and trucking. We do not own transportation assets. We purchase transportation services from carriers and resell those services to our customers to generate our air and ocean freight services. We coordinate the shipping and the storage of raw materials, supplies, components and finished goods by air, sea, river, rail and road between Hong Kong and China and the rest of the world. Approximately 85% of our revenue is derived from the export of goods from Hong Kong and China and 15% from the import of goods into Hong Kong and China. We are capable of handling all types of cargo including garments on hangers, refrigerated cargo, hazardous materials as well as perishable goods. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis and from value added services such as scanning and packingscanning and packing for which we are paid usually on a per piece basis. We currently maintain approximately 150 cargo agents and branch offices, most of which are independent, located in 80 countries and 180 cities serving major gateways worldwide. Our business is managed from our principal support group office in Hong Kong.

The Offering

As of the date of this prospectus, we had 20,441,000 shares of common stock outstanding.

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will pay all expenses of registering offering, estimated at approximately $100,000. We will not receive any proceeds of the sale of these securities.

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

U.S. Dollars in thousands except share data and per share amounts	Year Ended April 30, 2002	Year Ended April 30, 2003	Nine Months ended January 31, 2003	Nine Months ended January 31, 2004
Statement of operations data:
Revenues	$11,458	$14,637	$11,595	$12,707
Operating Expenses	(11,196)	(13,874)	(10,969)	(11,814)
Income from Operations after	262	763	626	893
other Income (expense)
Income taxes	(41)	(121)	(105)	(156)
Minority interest	(55)	(161)	(131)	(195)
Discontinued operations	(133)	(41)	(22)	--
Net income	33	440	368	542
Common Share Data:
Net income per share	--	0.02	0.03	0.02
Weighted average
common shares outstanding	20,001,000	20,001,000	20,001,000	20,001,000

Balance Sheet Data:
Total assets		$3,595		$4,533
Working Capital		231		376
Shareholders' Equity		197		1,086

RISK FACTORS

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. All material risks are discussed in this section

We are dependent on third parties for equipment and services essential to operate our business and we could lose customers and revenues if we fail to secure this equipment and services.

We rely on third parties to transport the freight we have agreed to forward. Thus our ability to forward this freight and the costs we incur in connection therewith is dependent on our ability to find shippers willing to ship such freight and at favorable prices. This in turn, depends on a number of factors beyond our control, including availability of cargo space, which depends on the season of the shipment, the shipment’s transportation lane, the number of transportation providers and availability of equipment. An increase in the cost of cargo space, due to shortages in supply, increases in fuel cost or other factors, would increase our costs and reduce profits, especially, as has occurred in the past, if we are unable to pass the full amount of increased transportation costs to the customer.

We also rely extensively on the services of independent cargo agents who may also be providing services to our competitors to provide various services including consolidating and deconsolidating various shipments. Although we believe our relationships with our cargo agents are satisfactory, we may not be able to maintain these relationships. If we are unable to maintain these relationships or develop new relationships, our service levels, operating efficiency and future freight volumes may be reduced.

The political uncertainty in Hong Kong makes it difficult to develop any long range business planning, which may reduce our revenues.

The transition of Hong Kong from Great Britain to China has resulted in uncertainty regarding the extent to which China intends to impose and enforce its laws and business practices in Hong Kong. There is no guarantee that China will permit Hong Kong to continue as a semi-independent entity. Our operating subsidiaries rely heavily on business to and from Hong Kong. Any change in the political climate in this region may make it more difficult for us to continue operations in the region and may reduce our revenues.

Our business is seasonal and cyclical and our operating results and financial condition may therefore fluctuate.

Our business, as is true generally in the freight forwarding industry, is seasonal; the first quarter of the calendar year has traditionally been the weakest and the third and fourth quarters have traditionally been the strongest. Significant portions of our revenues are derived from customers in industries such as apparel and department store merchandise, whose shipping patterns are tied closely to consumer demand. To the extent that the principal industries we serve experience cyclical fluctuations, our operating results will also fluctuate.

We could lose customers because we do not have an on-going contractual relationship with them, which could reduce our revenues.

We have a very broad and varied customer base. In the fiscal year which ended April 30, 2003, we transacted business with more than 1000 customers. However, our customers wish to remain flexible in choosing freight forwarders and prefer to avoid contractual commitments so that they are able to select and to change forwarders at any time on the basis of competitive rates and quality of service. Therefore, we render freight forwarding services to our customers on a transaction by transaction basis, rather than under the terms of any type of on-going contractual relationship. A loss of customers will reduce our revenues.

We incur significant credit risks in the operation of our business which could reduce our revenues.

Certain aspects of the freight forwarding industry involve significant credit risks. It is standard practice for exporters and importers to expect freight forwarders to offer 30 days credit on payment of their invoices from the time cargo has been delivered for shipment. Competitive conditions require that we offer 30 days credit to many of our clients. In order to avoid cash flow problems we attempt to maintain tight credit controls and avoid doing business with customers we believe may not be creditworthy. However, we may not be able to avoid periodic cash flow problems or be able to avoid losses in the event customers to whom we have extended credit either delay their payments to us or become unable or unwilling to pay our invoices after we have completed shipment of their goods, which could reduce our revenues.

Because the majority of our shipping costs are incurred under space contracts and guarantees, we incur significant inventory risk and risk of loss which could reduce our revenues.

The majority of our shipping costs are incurred under space contracts pursuant to which we agree in advance to purchase cargo space from air and sea carriers or guarantee a minimum volume of shipments per week. In some cases, we are required to pay for the guarantees and for the purchase of this cargo space even if we do not have cargo from our customers to fill the space. In others, we must pay the difference between a negotiated discounted rate and full rate if we do no ship guaranteed minimum amounts. In the past we have been able to minimize any losses from this aspect of our business by seeking to carefully gauge customer demand and the availability of goods, by conducting significant operations in Hong Kong where the demand for shipping space generally exceeds supply, and by making arrangements with other freight forwarders to absorb excess capacity. However, we may not be able to avoid such losses in the future as a result being required to absorb the cost of committed space without having goods to ship on behalf of our customers. Any loses because of the inventory and credit risk would reduce our revenues.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against our non-U.S. operating subsidiaries and our and their non-U.S. resident directors and officers.

Our two operating subsidiaries are located in the Far East and their principal assets are located outside the United States. Our and their directors and executive officers are foreign citizens and do not reside in the United States. It may be difficult for courts in the United States to obtain jurisdiction over these foreign assets or persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us, them or our or their directors or executive officers in United States courts. In addition, the courts in the countries in which we and our subsidiaries are organized or where we and our subsidiaries assets are located may not permit lawsuits of the enforcement of judgments arising out of the United States and state securities or similar laws. Thus, should any situation arise in the future in which you have a cause of action against these persons or entities, you are at greater risk in investing in our company rather than a domestic company because of greater potential difficulties in bring lawsuits or, if successful, collecting judgments against these persons or entities as opposed to domestic persons or entities.

Because insiders control our activities, they may block or deter actions that you might otherwise desire that we take.

Our officers and directors and their families control more than 95% of our common stock, and we do not have any non-employee directors. As a result, these insiders effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. Our insiders also have the ability to block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably.

The offering price of $.50 per share has been arbitrarily set by our Board of Directors and accordingly does not indicate the actual value of our business.

The offering price of $.50 per share is not based upon earnings or operating history, does not reflect our actual value, and bears no relation to our earnings, assets, book value, net worth or any other recognized criteria of value. No independent investment banking firm has been retained to assist in determining the offering price for the shares. Accordingly, the offering price should not be regarded as an indication of any future price of our stock.

Because there is not now and may never be a public market for our common stock, investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Sales of our common stock under Rule 144 could reduce the price of our stock.

As of February 29, 2004, there are 440,000 shares of our common stock held by non-affiliates and 20,001,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. We are registering 440,000 of these shares in this registration statement. No Shares have been sold pursuant to Rule 144 of the Securities Act of 1933; and as of February 29, 2004, there are no shares held by affiliates eligible for resale under 144.

Once this registration statement is effective, the shares of our common stock being offered by our selling shareholders will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our “affiliates,” which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

In addition to the shares available for resale under this registration statement, as a result of the provisions of Rule 144, all restricted securities not registered under this registration statement could be available for sale in a public market, if developed, beginning January 18th 2005, of course subject to the volume and manner of sale limitations under Rule 144. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing prices for our securities.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) provide that the safe harbor for forward looking statements does not apply to statements made by companies such as ours that issue penny stock. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

Use of Proceeds

Not applicable. We will not receive any proceeds from the sale of shares offered by the selling shareholders.

Determination of Offering Price

Our management has determined the offering price for the selling shareholders’ shares. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

Dilution

Not applicable. We are not offering any shares in this registration statement. All shares are being registered on behalf of our selling shareholders.

Selling Shareholders

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. These selling shareholders acquired their shares by purchase exempt from registration under section 4(2) of the Securities Act of 1933 or Regulation S under the Securities Act of 1933. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders. No selling shareholders are broker-dealers or affiliates of broker-dealers.

Selling Shareholders Who Own Common Shares

Last Name	First Name	Share amount before offering [1]	Relationship with Wako
Au	Kei Yuen	500	Staff
Babic	Tihomir	5,000
Boissier	Jacques Paul	5,000
Boukatos	Betty	5,000
Caruana	Raymond	5,000
Chan	Chan Wai	15,000
Chan	Wong Cheung	15,000	Staff
Chan	Candy	5,000
Chen	Guo Qiao	3,000
Clarke	Caroline Patricia	900
Conwell	Ross Thomas	5,000
de Nayville	Philippe	22,800	Consultant
Dimoski	Zaneta	2,000
Dubois	Gerard	5,000
Dumbleton	Louise	3,000
Dumbleton	Hannah	3,000
Essex	Darren	5,000
Flynn	Susan	3,000
Franciamore	Renato	1,000
Frantz	Dakin	5,000
Fu	Li Ping	3,000
			Mr. Barrell is
			the principal of
Gebzena Holdings P/L (Super A/C) Bryan	Gebzena Holdings P/L (Super A/C) Bryan		this holding
Barrell	Barrell	5,000	company.
Hage	Ricky	5,000
			Shareholder of
Haines	Robert Bruce	5,000	Agent(DEAN)

Haines	Gillian Margaret	5,000
Han	Li	3,000
Herbet	Patrick Marie	5,000
Hilton	Nicholas Kenneth	5,000
Hodson	Theresa Anne	5,000
Ip	Kai Biu	6,000	Staff
Jiang	Wei	3,000
Jiang	Zheng Tao	3,000
Joscelyne	Ben	500
Jou	Jiuguo	5,000
Kan	Kan Shu	3,000	Staff
Kang	Piang	3,000
Kells	Stacey John Jervis	1,000
Kim	Jeffrey	1,500
Klucovski	Jenny	5,000
Kwan	Wai Hung	3,000
Kwan	Wan Yee, Monita	6,000	Staff
Kwan	Yui Nin	500	Staff
Kwong	Pak Lun	3,000	Staff
Lai	Chun Mui	3,000
Lai	Chun Yu	3,000	Staff
Lam	Joyce	3,000
Lam	Wing Kit	1,000	Staff
Lam	Wing Yin	6,000	Staff
Li	Man Chung, Joseph	500	Staff
Lilley	Glenn	5,000
Lynch	Cody William	100
Lynch	Mark William	400
Lynch	Abby Jane	100
Markham	John Markham	5,000
Markovski	Zoran	1,500
Marulli de Barletta	Reine	50,000	Consultant
Maugeri	Maria	2,000
Milesi	Anthony John	5,000
Mitchell	Leonie	2,500
Napoli	Lamia	5,000
Ngan	Yuk Leung, Vivien	1,000	Staff

Oravec	Richard	50,000	Consultant
Pantos	Tania	5,000
Pomroy	Kerry	1,000
Pomroy	Doreen	500
Pomroy	Leon	2,500
Roffe	Mark	5,000
Ross	Greg	5,000
Russell	Peter J	4,000
Singh	Bimla Wati	1,000
Stanley	Mark Richard	2,000
Stewart	Graeme	5,000
Temelkov	Tomce	5,000
Temelkov	Gordana	5,000
Thomson	Marnie Catherine	700
Tian	Jing Mei	3,000
Van Rullen	Ashley Margaret	300
Vellenowcih	Karen	200
Wong	Lap Chi, Robert	5,000	Staff
Wong	Meng U	3,000	Staff
Wong	Lai Yi	3,000	Staff
Wong	Sau Mun	3,000
Wu	Tsun Ming +	3,000	Staff
Yip	King Wu	6,000	Staff
Yu	Hai Yong	3,000
Yu	Li Hui	5,000
Yun	Chi Yin	1,000	Staff
Zanoni	Chris Andrew	5,000
Zhang	Ye Wen	3,000
Zhao	Wen Qing	3,000
Zhong	Bao Hua	3,000
Zhou	Hui Ling	3,000
Zhou	Wen Jin	3,000
		440,000

[1] No selling stockholder owns more than 1% of our issued and outstanding stock. All shares owned by each selling stockholder are being registered in this offering. Accordingly, following this offering, assuming all shares registered are sold, no selling stockholder will own any shares of our stock.

Blue Sky

Thirty-five states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor’s Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Delaware, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

All our shareholders currently reside in these states or outside the U.S.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

Plan of Distribution

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders. We will pay all expenses of registering the securities.

The securities offered by this prospectus will be sold by the selling shareholders without underwriters and without commissions. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market or privately negotiated transactions.

Any of the selling shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling shareholders were to provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus. In addition, the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. After our securities are qualified for quotation on the OTC Bulletin Board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurances that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to the various agreements we have with the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders, or us we will file a post-effective amendment to this registration statement disclosing such matters.

Legal Proceedings

We have a number of claims relating to lost or damaged cargo currently outstanding. All of these claims are covered by our insurance policy and many of them will be settled by the carrier rather than ourselves. There is no claim that can materially affect the financial status of the company.

Directors, Executive Officers, Promoters, and Control Persons

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation, death, or removal. Our directors and executive officers are as follows:

Dr. Christopher Wood       59       Chief Executive Officer, Chief Financial Officer, and Director

Christopher Wood has been our Chief Executive Officer, Chief Financial Officer, and Director since our formation. He has been Director and Chief Executive Officer of Wako Express (HK) Co Ltd from July 1982. He has been Director and Chief Executive Officer of Wako Air Express (HK) Co Ltd. from February 1989. He received First Class Honours BSc Physics Imperial College in June 1966 and D. Phil in Theoretical Physics, Balliol College, Oxford in July 1969.

No other persons, including those set forth on our website, are officers or directors of us or have the ability to make executive decisions for us.

Directors serve for a one-year term. Our Bylaws provide for a minimum of 1 director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Proceedings

We are not aware that any officeror director, has been involved in legal proceedings that would be material to an evaluation of our management.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Shareholder	Position with Company	# of Shares	Percentage
Christopher Wood	CEO, CFO and Director	20,001,000	97.8%
All directors and named executive		20,001,000	97.8%
officers as a group

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 20,441,000 shares of common stock outstanding as of February 29, 2004.

Description of Securities

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 55,000,000 shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 20,441,000 shares of common stock issued and outstanding held by 89 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares, $.001 par value preferred stock. As of the date of this registration statement, there are no shares outstanding.

Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Interest of Named Experts

The consolidated financial statements of Wako Logistics Group, Inc., which covered the consolidated balance sheet as of April 30, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended April 30, 2003 included in this registration statement are reliant on the report of Moores Rowland Mazars, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

The legality of the shares offered under this registration statement is being passed upon by Williams Law Group, P.A., Tampa, Florida.

Disclosure of Commission Position On Indemnification for Securities Liabilities

Our Bylaws, subject to the provisions of Delaware Corporation Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Description of Business

Business Development

We were incorporated in Delaware on December 2, 2003 as Wako Logistics, Inc. and changed our name to Wako Logistics Group, Inc. on January 8th, 2004. On January 18th, 2004, we acquired all of the issued and outstanding stock of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited in share exchange transactions, which made these companies our wholly-owned subsidiaries. Our business is conducted primarily through these subsidiaries.

The purpose of this group reorganization was to reorganize our company so that we had a U.S. holding company for our foreign operations. We believe that this may allow us to access U.S. capital markets, increase our prestige and facilitate potential growth through mergers and acquisitions. However, as of the date of this prospectus, we have no agreements or arrangements for financing or for mergers or acquisitions.

Wako Express (H.K.) Company Limited, a Hong Kong corporation, is an international sea freight logistics company established June 4, 1982. Wako Express handles sea freight exports and imports between Hong Kong and the rest of the world.

Wako Air Express (H.K.) Company Limited, a Hong Kong corporation, is an air freight logistics company, established February 24, 1989 handling air shipments between Hong Kong and the rest of the world.

Business

We are a global, non-asset based logistics/freight forwarder providing supply chain logistics services such as warehousing, freight forwarding, and value added services such as scanning, packing and trucking. We coordinate the shipping and the storage of raw materials, supplies, components and finished goods by air, sea, river, rail and road between Hong Kong and the rest of the world. Approximately 85% of our revenue is derived from the export of goods from Hong Kong and 15% from the import of goods into Hong Kong. We are capable of handling all types of cargo including garments on hangers, refrigerated cargo, hazardous materials as well as perishable goods. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis and from value added services such as scanning and packing for which we are paid usually on a per piece basis. We currently maintain approximately 150 cargo agents and branch offices, all except two of which are independent, located in 80 countries and 180 cities serving major gateways worldwide. Our business is managed from our principal support group office in Hong Kong. The non independent agents are: Asean Cargo Services PTY Ltdand Wako Logistics (Thailand) Co, Ltd., (Thailand). Our relationships with them are as follows:

Asean Cargo Services PTY Ltd - Christopher Wood - 40% owner. Asean Cargo is the non-exclusive agent for Wako in Australia.

Wako Logistics (Thailand) Co Ltd - Christopher Wood - 50% owner. Wako Thailand is the non-exclusive agent for Wako in Thailand.

We do not have any formal written agreements with our cargo agents. All relationships are non-exclusive, meaning if they like our rates or service, or for any other reason, they can choose us as the freight forwarder for any particular cargo. We have no cost of maintaining this cargo agent network.

We do not own or operate any aircraft, ships, river barges or railroads. We use commercial freight air carriers, ships, river barges and railroads to provide the transportation services for forwarding of freight. We will normally arrange to pick up, or arrange for the pick up, of a shipment at the customer’s location and either deliver it directly to the commercial carrier or to a third party warehouse where we arrange value added services such as packing or consolidation before delivering to the commercial carrier. The commercial carrier delivers it to the selected destination airport, shipping warehouse, ship, or railway station. We then pick- up the shipment and deliver it or have it delivered to the recipient’s location. Although we deliver packages and shipments of any size, we focus primarily on large shipments of equipment or materials weighing over 100 kg. As a result of the size of our average shipment and the fact that we are a non-asset based logistics provider, we do not generally compete with overnight courier or expedited small package companies such as Federal Express Corporation, United Parcel Service of America, Inc. or the local postal service.

Our revenue is derived from our freight forwarding services, from the rates that we charge our customers for the movement of their freight from origin to destination and from the charges for value added services. The carrier’s contract is with us, not with our customers. We are responsible for the payment of the carrier’s charges and we are legally responsible for the shipment of the goods. We are responsible for any claims for damage to the goods while in transit. In most cases, we receive reimbursement from the carriers for the claims. Because many shippers do not carry insurance sufficient to cover all losses in the event of total loss, we also carry insurance to cover any un-reimbursed claims for goods lost or destroyed.

Gross revenue represents the total dollar value of services we sell to our customers. Our costs of transportation, products and handling include the direct cost of transportation, including tracking, rail, ocean, air and other costs. We frequently commit to space with shippers prior to receiving committed orders from our customers. We act principally as a service provider to add value and expertise in the procurement and execution of these services for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value and resell services and products that are provided by third parties.

Freight forwarders are compensated on a transactional basis for the movement of goods and related services which arise from the services they provide to customers.

We are members of the International Air Transport Association, Hong Kong Association of Freight Forwarding Agents Ltd., and an associated member of the International Federation of Freight Forwarders Association.

Our cargo agents:

o	Collect freight on behalf of us and send it to Hong Kong;

o	Provide sales and marketing support;

o	Deal with break-bulk, (i.e. consolidation and deconsolidation) of various shipments, customs brokerage and clearance, local delivery services;

o	Handle routing of orders from an overseas country to, China and Hong Kong.

        We provide these offices with the following services:

o	Handle export cargo from Hong Kong;

o	Provide local pick-up and transshipment via Hong Kong rail/sea/ air terminals;

o	Handle import cargo from overseas;

o	Deal with break-bulk, documentation, and customs brokerage and clearance;

o	Provide warehousing and storage.

o	Provide value added services such as pick & pack, bar coding of cartons and quality inspection.

As indicated above, commissions in respect of air and sea freight shipments are generally shared equally between us and the cargo agent.

Operations in Hong Kong

Hong Kong is not subject to the laws of Mainland China. Hong Kong still follows the common law system. Although under the Basic Law of Hong Kong, a mini-constitution was codified prior to the return of Hong Kong to China, the Chinese government may not respect or may make major changes in the Basic Law of Hong Kong.

Global Agency Network

The arrangements between our overseas agents and us are non-exclusive. Under the arrangements the agents are not given any power to commit us in any way or any authority to enter into any contract on our behalf. The fees payable to these agents are usually determined by the requirements of the individual customer’s order and the charges.

We have approximately 150 overseas agents, many of whom have offices in cities such as London, Hamburg, Los Angles, Sydney, Melbourne and some cities in China. As a result, we are represented by more than one agent in many cities and do not generally need to rely on a single agent in any one city.

Through the use of these independent sales and marketing agents, we can expand our business without the costs typically associated with the ownership and maintenance of company-owned branch offices.

Our Services

In order to continue the rapid development of our core business of freight forwarding and logistics services, we plan to consistently provide cost-effective and reliable freight forwarding and logistics services. Our competitors tend to be mostly cargo agents who can offer one type of transportation carrier to customers. However, many customers need to utilize more than one type of transportation carrier. For example, an inland factory may need to ship a container by truck, have it loaded via a feeder boat and transported by a large cargo vessel. It may then have to deal with three separate transportation agents for shipping.

By contrast, as a multi-service provider offering expedited air and sea freight services, we can provide our customers with one-stop transportation shopping, arranging for all necessary forms of transportation at the same time.

We have a diverse customer base. Our customers’ industries include textile and apparel, and a wide range of consumer goods including perishable food products and to a lesser extent computer and electronic equipment, and printed materials. 70% of our clients are direct shippers or importers, 30% are other freight forwarders who co-load with us when we have excess capacity. We charge them market rates for co-loading, which vary from time to time based upon available capacity. Similarly, if we co-load with other forwarders, we must pay them the going market rate at the time.

Two airfreight carriers, Quantas and Cathay Pacific, currently account for 33.7% and 15.5% of our airfreight shipping activity for the nine months ending January 31st, 2004. Two ship companies, Orient Overseas Container and Maersk Sealand account for approximately 25% and 9of our transportation by ship activities for the nine months ending January 31st, 2004.

Value Added Logistic Services

In recent years we have concentrated on the development of logistic services in Hong Kong. Many importers are finding that it is more efficient to perform value added logistic services further up the supply chain. For instance goods can be picked, price ticketed and packed by store in our warehouses close to the manufacturer. They are then shipped directly to the consignee’s stores. For an importer who has many stores spread over many cities in the country of destination this process can save significant money and time compared with importing all shipments to a central warehouse and then distributing the picked goods around the country.

Our services include warehousing and distribution, pick & pack for direct shipment to store, preparation of goods for shop floor, such as hanging garments on hangars, packaging them and price ticketing them; bar coding items or cartons for more efficient processing at destination, and quality control inspection.

Wako has invested in an automated system that accepts customers orders and store allocations electronically. Picking instructions and bar code labels are then produced automatically while the system assures the integrity of the packing process through computer controlled scanning.

The advantages of providing value added services to our clients are:

o	Increased revenue.

o	Closer and therefore more permanent customer relations.

o	A more diversified range of products leading to a more stable revenue stream.

Currently we perform these services in Hong Kong.

Air and Sea Freight Business

Traditionally we have focused much of our development on air and sea freight services. The mode of transportation depends on

o	The contents of the shipment

o	The basis of the route

o	Departure time

o	Available cargo capacity

o	Cost

We believe that we are able to compete for cargo space, a key competitive factors in this industry, as a result of the informal relationships that management has fostered with various major air and sea carriers, cargo space providers. Our ability to negotiate more favorable shipping terms is dependent in part on our shipping volume, with the greater the volume generally resulting in more favorable shipping rates.

Due to the volume of shipment we arrange, we are generally able negotiate competitive pricing for air shipments. Generally, our prices are lower than the prices our customers could negotiate with commercial passenger and freight air carriers because we buy in bulk from airlines and retail the space to individual customer as needed.

Import Freight Forwarding

Import freight cargo into Hong Kong includes leather, fabrics, books, perishables and chemical products.

An import freight forwarding transaction usually commences when we receive a shipment advice from a customer, overseas agent or shipping agent detailing the quantity and nature of cargo shipped and the expected date of arrival. We promptly notify the consignee of the cargo of the relevant details and, depending on the consignee’s instructions, arrange for customs brokerage and clearance and, if required, provide other services such as temporary storage, local delivery and distribution. In Hong Kong, we provide local delivery of cargo by engaging subcontractors to provide the services.

We derive our income from air and sea import freight forwarding services in the form of commissions received from overseas agents and handling and delivery charges from customers.

We carry freight service third party liability insurance on every single shipment respectively, limited to $500,000 for any one loss. We also carry errors and omissions insurance for $100,000 in the aggregate of any one policy year.

Customers

We have a very broad and varied customer base, including garments, shoes, textiles, household electrical products, white goods, brown goods, hardware, kitchenware, books and magazines, and giftware.

In the past year, we served more than 1000 customers on a regular basis. Many of our customers buy and sell a wide range of consumer products. The diversity of cargo mix enhances the ability to achieve economies of scale. No one customer accounts for more than 10% of our revenue.

Our customers generally wish to remain flexible in choosing freight forwarders and prefer to avoid contractual commitments so that they are able to select and to change forwarders at any time on the basis of competitive rates and quality of service. Therefore, we render freight forwarding services to our customers on a transaction by transaction basis, rather than under the terms of any type of on-going contractual relationship.

Even with large clients we usually have to give rate quotations before we can get their business. However, the rates we quote to our clients are still subject to fluctuation and must be adjusted according to changes in the market. As a result, the freight rate quotations we give to our clients are not a guarantee that they will ship or continue to ship their cargo with us.

It is not unusual for a client to ship with many different agents, sometimes because we can not match the lowest price they have been offered on a particular day. If a client has a large shipment, they may ask several companies for quotations at the same time and award the shipment to the company with the cheapest rate or the fastest transit time on a particular day. Therefore, although we could lose the business of a client on one day, the next day we might be successful in obtaining other business from that same client.

Some of our business is with large freight forwarders who are actually our competitors. Since these companies handle customs clearance for some of our clients, we must cooperate with these competitors and bill them to obtain payment for the air or sea freight of our customers. These competitors are major freight forwarders handling the same routes as us, and are also likely to be continuously attempting to get business away from us. In order to retain our clients in such circumstances, we must attempt to provide a very high level of service.

A part of our business is also from clients that are handled by our overseas agents. We cannot control the level of service which is provided by our overseas agent and we risk losing business as a result of problems which clients may encounter in dealing with these agents.

It is the nature of the freight forwarding and logistics business that we must continuously seek new clients because the turnover of clients is very high and it is not common to have contracts with clients. Certain large companies who ship goods all over the world may sign contracts with freight forwarders. But, since we have only a limited number of our own offices and must rely on overseas agents in many parts of the world, we are not yet large enough to be in a position to compete for these kinds of contracts. As a result, there can be frequent changes in our customer list, and we may not be able to maintain our current relationships with any particular customers.

Marketing

We are committed to providing competitive pricing and efficient and reliable services to our customers worldwide. We enjoy the benefits of management’s relationships with our customers, major airlines and shipping lines, and our extensive network of overseas agents. We believe that management’s experience has contributed to identifying prospective overseas agents to ensure compatibility with our operations and that the ability of our personnel to foster and maintain these valuable relationships as mentioned above contributes to our success.

Our sales teams are responsible for marketing its services to a diversified base of customers and bringing in new customers and overseas agents in order to extend our agency network. The sales team members make regular courtesy visits to existing and potential customers in the USA, Hong Kong, Australia and Europe with a view to better understanding their requirements and expectations. Members of the sales team often provide customers with suggestions to ensure cost-effective and efficient delivery of goods, and provide a service intended to meet the customers’ particular needs as to packaging, special timing, seasonal demand and unusual types of freight forwarding service.

In addition to our own employees, cargo agents who are independent contractors are appointed by us to generate business and to coordinate freight activities in their respective markets.

The majority of our transactions are denominated in Hong Kong dollars or US dollars. The risk due to exchange rate fluctuation is negligible so long as the Hong Kong dollar remains pegged to the US dollar. Sales are made on credit, generally 30 days, or on a cash basis. There is in existence a credit control policy, which our employees have been instructed to follow by checking or obtaining the credit reference of new customers and reviewing the credit records of our customers by senior staff and obtaining prior approval from a director for orders in excess of a pre-determined amount. We, on the other hand, receive credit, generally of 30 days, from airlines and the settlement is usually on a cash basis. We generally have to pay shipping lines immediately.

Our marketing efforts are directed primarily to distribution, procurement and marketing managers of potential customers with substantial requirements for international transportation of cargo.

Competition

We have encountered strong competition from other companies in the freight forwarding industry. Competitive factors include reliability of service, price, available cargo space capacity and technological capacity.

Our ability to provide a range of valued added logistic services in Hong Kong and China has helped our competitiveness as many smaller companies do not have the technical ability to compete.

We believe that we compete based on our price and reliability of service as well as capacity and with the range of value added services we are able to provide We believe we offer a unique blend of services involving all modes of transportation, including truck, sea, rail and air plus warehousing and logistic services. We believe we are well placed in Hong Kong to take advantage of the growing number of shipments from and to China since China entered the Word Trade Organization.

Our primary competitors are UTI, Danzas, Shenker, Kuehne & Nagel, Panalpina, and Expeditors. All are considerably larger than Wako and have their own branches throughout the world rather than agents as Wako does.

Government Regulation

Our offices and agents are licensed as airfreight forwarders in their respective countries of operation. We are licensed in Hong Kong as an airfreight forwarder by the International Air Transport Association. We believe we are in compliance with these requirements.

Wako Express is licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carrier operators for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to file tariffs which establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe we are in compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

Although our current operations have not been significantly affected by compliance with current United States and foreign governmental regulation, we cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities.

We are subject to laws regulating the discharge of materials into the environment. Similar laws apply in many of the foreign jurisdictions in which we operate. Although our operations have not been significantly affected by compliance issues in the past, we cannot predict the impact environmental regulations may have in the future. We do not anticipate making any material capital expenditures for environmental control purposes in the foreseeable future.

Employees

As of March 31, 2004, we had 53 employees, all of whom were employed on a full-time basis, as follows:

	Wako Express	Wako Airfreight
Management	3	2

Operations	15	8

Sales	1	2

Administrative	4	2

IT department	2	--

Accounts	2	2

Total	27	16

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

We were incorporated in Delaware on December 2, 2003 as Wako Logistics, Inc. and changed our name to Wako Logistics Group, Inc. on January 8th, 2004. On January 18th, 2004, we underwent a group reorganization with Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited which then became our wholly-owned subsidiaries. Our business is conducted primarily through these subsidiaries.

Wako Express (H.K.) Company Limited, a Hong Kong corporation, is an international sea freight logistics company established June 4, 1982. Wako Express handles sea freight exports and imports between Hong Kong and the rest of the world.

Wako Air Express (H.K.) Company Limited, a Hong Kong corporation, is an air freight logistics company, established February 24, 1989, handling air shipments between Hong Kong and the rest of the world.

We are a global, non-asset based logistics/freight forwarder providing supply chain logistics services. We coordinate the shipping and the storage of raw materials, supplies, components and finished goods by air, sea, river, rail and road between Hong Kong and Southern China and the rest of the world. Approximately 85% of our revenue is derived from the export of goods from Hong Kong and China and 15% from the import of goods into Hong Kong and China. We are capable of handling all types of cargo including garments on hangers, refrigerated cargo, hazardous materials as well as perishable goods. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis and from value added services such as scanning and packing for which we are paid usually on a per piece basis. We currently maintain approximately 150 cargo agents and branch offices located in 80 countries and 180 cities serving major gateways worldwide. Our business is managed from our principal support group office in Hong Kong.

Four airfreight carriers currently account for 61% (34%, 15%, 6%, and 6%) of our airfreight shipping activity for the nine months ending January 31st, 2004. Three shipping lines account for approximately 40% (25%, 9% and 6%) of our shipping activities for the nine months ending January 31st, 2004. Because we are generally able to negotiate more favorable shipping rates as a result of shipping a greater volume of product with a limited number of transportation providers, the loss of one or more of these providers could result in an increase in our cost of freight forwarding. We currently have no reason to believe we would lose any of these transportation providers.

Freight forwarders are compensated on a transactional basis for the movement of goods and provision of related services to their customers. Therefore, our revenue is derived from our freight forwarding services based upon the rates that we charge our customers for the movement of their freight from origin to destination. The carrier’s contract is with us, not with our customers. We are responsible for the payment of the carrier’s charges and we are legally responsible for the shipment of the goods. We are responsible for any claims for damage to the goods while in transit. In most cases, we receive reimbursement from the carriers for any claims. Since many shippers do not carry insurance sufficient to cover all losses, we also carry separate freight forwarders insurance to cover any unreimbursed claims for goods lost or destroyed in the event of a total loss. We have not experienced any losses which have not been reimbursed or covered by insurance.

Gross revenue represents the total dollar value of services we sell to our customers. Our costs of transportation, products and handling include the direct cost of transportation, including tracking, rail, ocean, air and other costs. We commit to pay for space with shippers prior to receiving committed orders from our customers. We act principally as a service provider to add value and expertise in the procurement and execution of these services for our customers. Therefore, our gross profits (gross revenues less the direct costs of transportation, products, and handling) are indicative of our ability to source, add value and resell services and products that are provided by third parties.

FISCAL YEAR ENDED APRIL 30, 2003 vs. FISCAL YEAR ENDED APRIL 30, 2002

Total revenue for the fiscal year ended April 30, 2003 increased by 27.74% to $14.6 million (or approximately $3.1 million) from $11.5 million the fiscal year ended April 30, 2002.

Our cost of forwarding increased 35.07%, from $8,741,000 in the fiscal year ended April 30, 2002 to $11,807,000 in the fiscal year ended April 30, 2003.

Gross margin (revenue minus cost of forwarding) decreased from 23.71% in the fiscal year ended April 30, 2002 to 19.33% in the fiscal year ended April 30, 2003.

While global factors such as 9/11 and the US West Coast Longshoreman Strike in the fall of 2002 affected Wako like all international forwarders, their impact was limited as the main effect was on exports to the USA. Shipments to the USA represented only 15% of Wako’s total sea shipments and 21% of total air shipments in the year ending April 30th 2002. However no doubt these factor did contribute somewhat to the growth in volumes to the USA in the following year of 14% for air freight and 19% for sea freight. The last two months of the financial year ending April 30th 2003 was slightly effected by an outbreak of the Severe Acute Respiratory Syndrome (SARS) in Hong Kong and China in March 2003. However the main effect of this disease was to be seen later in the year as the placement of orders with factories in Hong and China were delayed because people refused to travel to infected areas.

Overall volumes (number of containers for sea freight and tonnage for air freight) grew by 19% for air and 9% for sea for the year ending April 30th 2003 compared with the previous year. This mainly resulted from organic growth – increased sales effort by Wako and its overseas agents. The increased volume of shipments is reflected directly in the increase in total revenue of the company. The remainder of the increase in total revenue is from a general increase in carrier costs over the periods in question (such as security and fuel surcharges) which were passed on to clients, hence increasing revenue.

The increased volume of business and the increase in carrier cost is also reflected in the increase in forwarding costs. Whenever carrier costs increase the gross margin tends to decrease as the profit margin is usually fixed and independent of cost (eg US$100 per container or 10c/kilo). However some of the decrease in gross margin must be attributed to the ever increasing competitiveness of the industry.

Overall, we realized a net income of $ 440,000 in the fiscal year ended April 30, 2003 compared to net income of 33,000 in the fiscal year ended April 30, 2002. The reason for this significant net income increase was mainly due to cost cutting measures instigated by management involving head count reductions, reduction in salaries and control of entertainment expenses.

Segment Information

Airfreight operations: Revenue from airfreight operations for the fiscal year ended April 30, 2003 increased 30.15% or approximately $1.764 million from the fiscal year ended April 30, 2002.

Tonnage	Air Freight Exports				Air Imports
	Australia	USA	Europe	Asia	Import	Total
Yr end 4/02	1,084	510	602	116	96	2,408
Yr end 4/03	1,243	580	690	249	108	2,870
% increase	15%	14%	14%	115%	13%	19%

The increase in volume shipped came mainly from organic growth in sales both from our sales force in Hong Kong and from our agents overseas. Growth was uniform in all areas of business except for the large increase to the Asian area which started from a lower base. This overall increase of 19% accounted for part of the increase in revenue. The remainder coming from increased carrier costs some of which were passed onto the clients.

Costs for the airfreight forwarding operations increased 38.54% or approximately $1.85 million from the fiscal year ended April 30, 2002 to the fiscal year ended April 30, 2003. As a result of increased costs, overall gross profits decreased .08% from the fiscal year ended April 30, 2002 to the fiscal year ended April 30, 2003.

Forwarding costs as a percentage increased more than revenue indicating smaller profit margins. This was because the growth of extra business was achieved by offering more competitive rates to clients with a corresponding smaller profit margin. This also reflects the increasing competitiveness of the freight forwarding industry.

Total segment overhead attributable to the airfreight operation decreased 17.62% or approximately $166,000 for the fiscal year ended April 30, 2003 as compared with the fiscal year ended April 30, 2002. Details regarding the decrease in overhead expenses are discussed below under the section entitled “Other Operating Expenses.”

Overall, net segment income for the airfreight operation increased 45.68% or approximately $37,000 for the fiscal year ended April 30, 2003 as compared with the fiscal year ended April 30, 2002. The increase in net income was mainly the result of aggressive cost control measures undertaken by management that included a reduction of staff and salaries.

Sea freight operations: Revenue from sea freight operations increased 25.23% or approximately $1.415 million for the fiscal year ended April 30, 2003 from the fiscal year ended April 30, 2002.

Costs for the sea freight forwarding operation increased 30.86% from $3,941,000 in the fiscal year ended April 30, 2002 to $5,157,000 in the fiscal year ended April 30, 2003. As a result, our gross profit margin decreased from 29.73% in the fiscal year ended April 30, 2002 to 26.56% in the fiscal year ended April 30, 2003. However, as a result of the increased revenue, overall gross profits increased 11.94% to $1,866,000 in the fiscal year ended April 30, 2003 as compared with 1,667,000 for the fiscal year ended April 30, 2002.

% Increase in volume for	Sea Freight Exports				Sea Freight Imports	Total
Year End 30th April, 2003 compared with 30th April 2002.	Australia	USA	Europe	S. China	Global	Global
	12%	19%	0%	-14%	9%	9%

Sea Freight volumes increased overall by 9% in the year ending 30th April, 2003 compared with the previous year. Growth came mainly in the USA and Australia markets resulting from increased sales efforts both in Hong Kong and by our agents at the destination. Volumes from Asia decreased because of the loss of a large customer exporting from Southern China.

The volume increase combined with increasing freight rates resulted in the increase in revenue and forwarding cost. Profit per container in sea freight was maintained or increased resulting in the increase of gross revenue for the year ended 30th April, 2003.

Total segment overhead attributable to the sea freight operation for the fiscal year ended April 30, 2003 was decreased by 19.52% or approximately $315,000 from the fiscal year ended April 30, 2002. Overall net income for the sea freight operation increased 274.29% or approximately $384,000 the fiscal year ended April 30, 2003 compared to the fiscal year ended April 30, 2002. The increase in net income was mainly the result of the improvement in sales and cost efficiencies: personnel were reduced: salaries and bonuses were reduced while service levels were maintained.

Other Operating Expenses

Selling and Administrative Expenses

Selling and administrative expenses decreased 18.82%, from $2,556,000 in the fiscal year ended April 30, 2002 to $2,075,000 in the fiscal year ended April 30, 2003 as a result of cost control measures taken by management.

Salaries and allowance: Salaries and allowances for the fiscal year ended April 30, 2003 increased 8.36% from $972,821 in the fiscal year ended April 30, 2002 to $1,054,179 in the fiscal year ended April 30, 2003. The increase in salaries and allowances was also attributable to a small increase in the number of employees in the sales and marketing department and the accounting department during the fiscal year ended April 30, 2003.

Depreciation and Amortization

Depreciation on property, plant and equipment decreased 25.00%, from $64,000 in the fiscal year ended April 30, 2002 to $48,000 in the fiscal year ended April 30, 2003. Depreciation and amortization decreased due assets being fully depreciated and/or amortized in the prior periods.

Interest and Other Income

Interest and other income decreased 64.12% or $170,000 for the fiscal year ended April 30, 2002 to $61,000 in the fiscal year ended April 30, 2003. This decrease was due to general lowering of interest rates.

Interest Expense

Interest expenses stayed the same at $5,000 in the fiscal year ended April 30, 2003 from $5,000 in the fiscal year ended April 30, 2002. The lack of change in interest expenses is due primarily to steady borrowings.

Provision For Income Taxes

Provision for income taxes increased by 195.12% from $ 41,000 in the fiscal year ended April 30, 2002 to $ 121,000 in the fiscal year ended April 30, 2003. This increase is due to the increase in taxable income resulting from the increase in freight forwarding income.

Net Loss On Discontinued Operations

On December 31, 2002, Wako discontinued the operation of a branch office located in Guangzhou China which mainly operated in the sea forwarding segment. The branch was sold at its carrying amount of $51,000 to a related party in April 30, 2003. Wako will not have significant continuing involvement in the operation of the branch after the disposal.

NINE MONTHS ENDED JANUARY 31, 2004 vs. NINE MONTHS ENDED JANUARY 31, 2003

Total revenue for the Nine months ending January 31, 2004 increased 9.59% or approximately $ 1.1 million from the Nine months ended January 31, 2003.

This growth is due to the growth in Air Freight Revenues as discussed later in this section.

Our cost of forwarding increased 9.88%, from $9,395,000 in the nine months ended January 31, 2003 to $10,323,000 in the nine months ended January 31, 2004. The increase in revenue is reflected in a corresponding increase in the cost of sales.

Gross margin decreased from 18.97% in the Nine months ended January 31, 2003 to 18.76% in the Nine months ended January 31, 2004. Gross profit for Nine months ended January 31, 2004 increased 8.36%, from $2,200,000 in the nine months ended January 31, 2003 to $2,384,000 in the nine months ended January 31, 2004.

Overall, we realized a net income of $542,000 in the nine months ended January 31, 2004 compared to net income of $368,000 in the nine months ended January 31, 2003. The reason for the net income increase was a combination of increased Air Freight revenues and a reduction in administration expenses.

Segment Information

Airfreight operations: Revenue from airfreight operations for the Nine months ended January 31, 2004 increased 26.26% or approximately $ 1.518 million from the Nine months ended January 31, 2003.

The increase in revenue was mainly due to increased sales although a small component was due to increased carrier rates and surcharges, a part of which was passed on to clients by increasing the selling rate. The total tonnage in the nine months ended January 31st 2004 increased from 2,554 tons to 3,193 compared with the previous year.

Tonnage shipped in nine month period	Air Exports				Air Imports
	Australia	Europe	USA	Intra-Asia	Global	Total
31st Jan 03	1,124	623	536	51	220	2,554
31st Jan 04	1,734	840	265	67	287	3,193
% Increase	54%	35%	(51%)	31%	30%	25%

Sales increased to all areas except for the USA. This was because the 2003 figures were artificially increased due to the US West Coast Longshoreman strike in the fall of 2002 which caused delayed sea freight shipments to be transferred to airfreight.

Costs for the airfreight forwarding operations increased 26.76% or approximately $1.365 million from the nine months ended January 31, 2003 to the Nine months ended January 31, 2004. As a result of the increased sales, overall gross profits also increased 22.50% from the nine months ended January 31, 2003 to the Nine months ended January 31, 2004.

Total segment overhead attributable to the airfreight operation decreased 2.38% or approximately $13,000 for the nine months ended January 31, 2004 as compared with the nine months ended January 31, 2004. Details regarding the increase in overhead expenses are discussed below under the section entitled “Other Operating Expenses.”

Overall, net segment income for the airfreight operation increased 110.19% or approximately $119,000 for the nine months ended January 31, 2004 as compared with the nine months ended January 31, 2004. The increase in net income was due to the combined effect of increased sales and continued tight control of administrative expenses.

Sea freight operations: Revenue from sea freight operations decreased 6.93% or approximately $403,000 for the Nine months ended January 31, 2004 from the Nine months ended January 31, 2004.

% change in volume shipped Jan 04 vs Jan Australia 03	USA	Europe	Import	S. China	Total
(9%)	3%	0%	(12%)	7%	(4%)

The decrease in volume was due to some extent to the outbreak of the Severe Acute Respiratory Syndrome (SARS) in Hong Kong and China in March 2003. As buyers were reluctant to travel to infected areas the placement of orders with factories in Hong and China were delayed or transferred to other countries. In addition the resultant depressed economy in Hong Kong reduced the level of imports especially fresh produce which is a large part of Wako’s total import business (50%). This decrease in volume is reflected in the reduction of revenue for the period ending January 31st 2004.

Costs for the sea freight forwarding operation decreased 10.10% from $4,297,000 in the nine months ended January 31, 2003 to $ 3,863,000 in the Nine months ended January 31, 2004. Wako was able to negotiate some very competitive buying rates during the period ending 31 Jan 2004 thus enabling us to increase profit margins. Hence our gross profit margin increased from 26.13% in the Nine months ended January 31, 2003 to 28.65% in the Nine months ended January 31, 2004. As a result of the reduction in our buying rates, overall gross profit remained virtually unchanged decreasing only by .02% to $1,551,000 in the nine months ended January 31, 2004 as compared with $1,520,000 for the Nine months ended January 31, 2003.

Total segment overhead attributable to the sea freight operation for the nine months ended January 31, 2004 was decreased by 15.28% or approximately $ 161,000 from the nine months ended January 31, 2003. Overall net income for the sea freight operation increased 34.87% or approximately $144,000 during the nine months ended January 31, 2004 compared to the nine months ended January 31, 2003. The increase in net income was mainly the result of continued cost efficiencies.

Other Operating Expenses

Selling and Administrative Expenses

Selling and administrative expenses decreased 6.31%, from $ 1,601,000 in the nine months ended January 31, 2003 to $ 1,500,000 in the nine months ended January 31, 2004. The main factors which caused these decreases were cost control measures.

Salaries and allowance: Salaries and allowance: Salaries and allowances for the nine months ended January 31, 2004 decreased 19.63% from $854,820 in the nine months ended January 31, 2003 to $687,000 in the nine months ended January 31, 2004. The decrease in salaries and allowances was attributable to a reduction in staff. There were an average of 7 fewer staff working for Wako during the period ending January 31, 04 compared with the previous period. Additionally some staff had taken a reduction in salary during 2004.

Depreciation and Amortization

Depreciation on property, plant and equipment decreased 30.00%, from $20,000 in the nine months ended January 31, 2003 to $14,000 in the nine months ended January 31, 2004. Depreciation and amortization decreased due to assets being fully depreciated and/or amortized in the prior periods.

Interest and Other Income

Interest and other income decreased 54.90% from $51,000 for the nine months ended January 31, 2003 to $23,000 in the nine months ended January 31, 2004. This decrease was due to general lowering of interest rates.

Interest Expenses

Interest expenses decreased from $4,000 in the nine months ended January 31, 2003 to zero in the nine months ended January 31, 2004. This reflects that there was no borrowing during this period.

Provision For Income Taxes

Provision for income taxes increased by 48.57 % from $105,000in the nine months ended January 31, 2003 to $156,000 in the nine months ended January 31, 2004. This increase due to the increase in taxable income resulting from the increase in freight forwarding income.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended January 31, 2004 we generated approximately $413,000 in cash from operating activities compared to $148,000 for the same period of 2003, an increase of $265,000. A significant protion of this increase was related to an increase in our net income of $174,000 in 2004 compared to 2003. We used $68,000 to acquire equimpment and an additional $351,000 in financing activities of which $403,000 was used to pay dividends offset by advances from related parties and other financing uses.

As a result of the above, our net working capital increased by $145,000 to $376,000 at January 31, 2004 from $231,000 at April 30, 2003. While our cash position remained approximately same and is $212,000 at January 31, 2004, receivables and other current assets made up for the increase in working capital.

As noted below under Plan of Operations, we anticipate increasing our capital expenditures in 2004 to help further our growth. This increase should not have a material impact on the financial statements.

We do not have any external sources of liquidity other than our existing credit line which together with funds generated from operations, we believe will be adequate to sustain our planned operations.

Our approximate contractual cash obligations at January 31, 2004 are outlined in the table below including our equipment lease and office rental obligations, as well as payments due under cargo space committments  These cash obligations are expected to amount to approximately $152,000 per month for fiscal year ended 2005.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Facilities Obligation	$ 373	$ 174	$199	$ --	$ --

Other Obligations	1,654	1,654	--	--	--

Total Contractual Cash Obligations	$2,027	$1,828	$199	$ --	$ --

                  During the years ended April 30, 2003 and 2002 and the interim periods ended January 31, 2004 and 2003 we have not engaged in:

o	material off-balance sheet activities, including the use of structured finance or special purpose entities;

o	trading activities in non-exchange traded contracts; or

PLAN OF OPERATIONS

Set forth below is our plan of operations for the coming twelve months

Milestone or Step	Expected Manner of Occurrence or Method of Achievement	Time from the date of this Prospectus When Step Should be Accomplished	Cost of Completion
Improve agency network by	Meet with potential	2-12 months	$50,000
adding up to 10 additional	agents overseas.
agents
Expand Local Sales Force:	Hire staff, Training.	2-3 months	$50,000
Increase gross sales by 10%
Acquire China Class A	Apply to	3-6 months	$600,000
License (1)	appropriate
	government

(1)     Wako Express (HK) qualifies under the new CEPA agreement (Closer Economic Partnership Agreement). In January of 2004, Wako Express has applied for a full forwarding license between the Hong Kong SAR government and the Chinese government without the requirement for a majority local partner and on the same basis as Mainland Chinese enterprises. In January 2004, Wako Express (HK) has also applied for forwarding licenses where once attained, will allow it to open wholly owned subsidiary offices in Beijing, Dalian, Qingdao, Tianjin, Ningbo, Guangzhou, Shenzen,and Shanghai.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, based on historical experience, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following critical accounting policies rely upon assumptions, judgments and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition Policy

Because of the way we conduct our business, we recognize revenue gross as a principal rather than net as an agent. The reason we recognize revenue in this manner is that we, as a freight forwarder, as distinguished from other logistics forwarders, who are required to recognize revenues net as an agent, is because we are subject to credit risk, inventory/cargo risk, and insurance risk.

As a non-asset based carrier, we do not own transportation assets. Rather, we generate the major portion of our air and ocean freight revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. The sell rate is the rate Wako Group billed to customers and the buy rate is the rate Wako Group paid to the carrier. By consolidating shipments from multiple customers and concentrating its buying power, Wako Group is able to negotiate favorable buy rates from the direct carriers, while at the same time offering lower sell rates than customers would otherwise be able to negotiate themselves.

Airfreight revenues include income earned by WAE for carrying the shipments when WAE acts as a freight consolidator. Ocean freight revenues include income earned by WEHK for carrying the shipments when WEHK acts as a Non-Vessel Operating Common Carrier. In each case Wako Group is acting as an indirect carrier. When acting as an indirect carrier, revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier's terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit.

Revenues realized in other capacities, for instance, when we act as an agent for the shipper, include only the commissions and fee earned for the services performed. These revenues are recognized upon completion of the services.

Other services include mainly terminal and documents handling fee earned. These revenues are recognized upon completion of the services.

Recognition of Cost of Forwarding

The billing of cost of forwarding is usually delayed. As a result, we must estimate the cost of purchased transportation and services, and accrue an amount on a shipment by shipment basis in a manner that is consistent with revenue recognition. Such estimates are based on past trends, and on the judgment of management. Historically, upon completion of the payment cycle (receipt and payment of transportation bills), the actual aggregate transportation costs are not materially different than the amount accrued. Any differences where the actual cost varies significantly from the accrual would require an adjustment as soon as the actual amounts are known.

Accounting for Income Taxes

In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, we must include an expense within the tax provision of the statement of income in each period in which the allowance is increased.

Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance, against our deferred tax assets. In the event that actual results differ from these estimates or the estimates are adjusted in future periods, then we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations. Based on our current financial projections, we currently believe that we will realize 100% of our deferred tax assets.

Description of Property

Our corporate offices are located at Room 3606-8, 36/F, Citibank Tower, Citibank Plaza, No.3 Garden Road, Central, Hong Kong. Our telephone number is 852-27998000. It is 5600 square feet. The annual rent is $160,840. The lease expires December 14, 2006.

Our Hong Kong warehouse is located at B2 G/F Hoplite Industrial Centre, 3 Wang Tai Road, Kowloon Bay, Hong Kong. The lease expires May 15, 2006.

We believe that our facilities are adequate for our present purposes and that additional facilities, if required, will be available to us on reasonably acceptable terms.

Certain Relationships and Related Transactions

We have entered into various transactions with related parties which are summarized below:.

Name	Relationship with the Wako Group
Christopher Wood ("CW")
Yip King Lin, Paul ("PY")

Wako Express (China) Company Limited ("WEC") #
Asean Cargo Services Pty Ltd ("ACSP") #
Asean Logistics Inc ("ALI") #
Wako Logistic (Thailand) Co. Ltd ("WLT") #
Mountland Development Limited ("MDL")
Join Wing Properties Limited ("JWP")
Yadley Hong Kong Limited ("YHKL")	Shareholder and director of the Wako Group
Director of WEHK and WAE, shareholder of WEHK and WAE
    until December 19, 2003
Common shareholders and directors
CW is a shareholder and director of ACSP
PY is a shareholder and director of ALI
CW is a shareholder and director of WLT
CW is a shareholder and director of MDL
CW is a shareholder and director of JWP
PY is a shareholder and director of YHKL

1)	In the normal course of business, Wako Group entered into agency agreements with various overseas agents so that both the Wako Group and these overseas agents can jointly handle the shipments in both the port of loading and the port of destination.

Under these agency agreements, both the Wako Group and the overseas agents are obliged to perform their respective services at their own places of business and, in return, earn their respective services fees from the other party and either the shipper or the consignee.

In addition to the above, under the agency agreements, sometimes either the Wako Group or the overseas agent is obliged to act as “collection agent” to collect the freight revenue from customers (either the shipper or the consignee). Since the decision as to who has to pay the freight cost is solely determined by both the shipper and the consignee, both Wako Group and the overseas agent only act in accordance with the customers’ instructions in the collection process. In case the collecting party is not the party who pays the freight cost to the carrier, the collecting party has to reimburse the other party to enable it to settle the freight cost.

In both cases, either the Wako Group or the overseas agent has to raise an invoice to the other party for an amount attributable to him. The amounts include the services fees earned and may also include the freight cost collected by the other party.

2)	MDL was created to hold properties that may be leased to related and unrelated entities and prior March 1, 2004 it leased the property at B2 G/F Hoplite Industrial Centre, 3 Wang Tai Road, Kowloon Bay, Hong Kong, to Wako Air Express (HK) Company Limited.

3)	JWP and YHKLwere created to hold properties that may be leased to related and unrelated parties. JWP is the owner of the property owned and occupied by CW. A housing allowance of HKD 29,000 per month is paid by Wako Express (HK) Company Limited to JWP. YHKL is the owner of the property owned and occupied by PY. A housing allowance of HKD 30,000 per month is paid by Wako Express (HK) Company Limited to YHKL.

The following is a summary of the amounts included in our consolidated financial statements that are either due to or from related parties:

In Thousands	As of April 30, 2003 US$	(Unaudited) As of January 31, 2004 US$
Due from related parties (Note (i))
WEC	907	579
ACSP	226	343
ALI	219	227
WLT	6	15
	1,358	1,164

Due from a director (Note (i))
PY	28	--

Due to related parties (Note (i))
WEC	35	12
ACSP	135	122
ALI	2	2
WLT	2	--

	174	136

Due to directors (Note (i))
PY	--	103
CW	1,126	1,195

	1,126	1,298

Note:

(i)	The amounts due from / to related parties and director(s) are unsecured, interest-free and repayable on demand. Movements in these accounts during the periods covered by these financial statements represented mainly

a)	amounts paid / collected on behalf of related parties;

b)	amounts paid / payable to and received / receivable from directors including dividends; and

c)	handling income receivable / handling fee payable / rental payable and their related settlements.

(ii)	The directors, PY and CW have undertaken to indemnify the Wako Group against any loss arising from non-recovery of amount due from ALI to the extent of US$217 as of April 30, 2003.

(iii)	As of April 30, 2003, the Wako Group has disposed all assets and liabilities of a branch with net asset value of US$51 to WEC at its carrying amount, resulting in no gain or loss on the disposal.

        Summary of transactions during the last two years and interim periods with related entities:

	WEC US$	CS US$	ALI US$	WLT US$
May 1, 2001	222	114	63	19

Trade transactions	(12)	537	3	(1)

Expenses Paid	451	191	1	(26)

Net Settlements	(484)	(898)	70	(22)

April 30, 2002	177	(56)	137	(30)

Trade transactions	94	622	602	7

Expenses Paid	1,122	218	76	21

Net Settlements	(521)	(693)	(598)	6

April 30, 2003	872	91	217	4

(Unaudited)	WEC US$	CS US$	ALI US$	WLT US$
April 30, 2002	177	(56)	137	(30)

Trade transactions	(21)	414	575	2

Expenses Paid	471	112	17	21

Net Settlements	18	(544)	(506)	6

January 31, 2003	645	(74)	223	(1)

April 30, 2003	872	91	217	4

Trade transactions	85	855	66	22

Expenses Paid	581	98	9	(10)

Net Settlements	(971)	(822)	(67)	(1)

January 31, 2004	567	222	225	15

Notes:

o	Trade transactions include revenues earned by us and amounts collected on behalf of us or (freight costs incurred by us and amounts collected on behalf of the agents) in the ordinary course of business

o	Expenses paid include amounts paid by us on the agents behalf or (paid by the agents on our behalf)

o	Net settlements are the amounts which we paid or (received)

Additional related entity details

	Year ended April 30,		(Unaudited) Nine months ended January 31,
	2002 US$	2003 US$	2003 US$	2004 US$
Handling income received/receivable
ACSP	1	7	5	5
ALI	25	37	17	17

Handling fee paid/payable
ACSP	18	42	39	97
ALI	11	11	7	22

Rental paid/payable
MDL	133	133	100	96
YHKL	--	27	15	27
JWP	45	45	33	33

        Summary of transactions during the last two years and interim periods with shareholders:

	CW US$	PY US$
May 1, 2001	(175)	252

Dividends	(769)	(256)

Settle Bonus/Dividends on behalf of WEC	(32)	(32)

Expenses / Draws	378	190

April 30, 2002	(598)	154

Dividends	(538)	(179)

Settle Bonus/Dividends on behalf of WEC	(142)	(142)

Expenses / Draws	152	195

April 30, 2003	(1,126)	28

(Unaudited)	CW US$	PY US$
April 30, 2002	(598)	154

Expenses / Draws	172	134

January 31, 2003	(426)	288

April 30, 2003	(1,126)	28

Dividends	(404)	(135)

Advance to Group	--	(103)

Expenses / Draws	335	107

January 31, 2004	(1,195)	(103)

Notes:

o	Dividends include the amounts declared as dividends and payable

o	Settle bonus/dividends on behalf of WEC include amounts collected by us which were for the benefit of CW and PY

o	Advances to Group include amounts advanced by CW or PY to us

o	Expenses / Draws include amounts that were either paid directly to or for the benefit of CW or PY

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.

Market for Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

There are no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

o	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

o	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

o	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

o	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Considerations

The OTC Bulletin Board is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Bulletin Board. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Bulletin Board has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Bulletin Board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders — an order to buy or sell a specific number of shares at the current market price — it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

Holders

As of the date of this registration statement, we had 89 shareholders of record of our common stock.

Dividends

In the past, we have paid the following dividends:

Christopher Wood

Dividend Distribution for fiscal period of	Yr end 30 Apr 02	Yr end 30 Apr 03	Stub Interim 31 Jan 04
Wako Express	86,538.46	333,408.01	278,846.15

Wako Air Express	76,923.08	211,538.46	125,000.00

Paul Yip

Dividend Distribution for fiscal period of	Yr end 30 Apr 02	Yr end 30 Apr 03	Stub Interim 31 Jan 04
Wako Express	28,846.15	102,489.50	92,948.72

Wako Air Express	25,641.03	70,512.82	41,666.67

However, we do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Reports to Shareholders

As a result of the filing of this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. We will voluntarily send an annual report to shareholders containing audited financial statements.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal years ended April 30, 2003 and 2002 by our CEO/CFO and our COO. No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, was paid to Mr. Wood during these periods. The figures below include housing allowances paid to Mr. Wood.

Name	Position	Year	Salary (1)	Dollar Value of Stock-Based Compensation	Value of other Compensation
Christopher Wood	CEO and CFO	2003	216,000	n/a	n/a
		2002	190,000	n/a	n/a

(1) Included herein are the fair value of the personal allocated portion of a housing allowances that have been paid to an entity related to Mr. Wood.
(2) Not included are dividends paid to Mr. Wood of approximately $538,000 and $769,000 for the years ended 2003 and 2002.

Compensation Agreements

Christopher Wood has orally agreed to an annual salary of $220,000 as his total compensation package for 2004.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

Independent Auditors’ Report
Audited Consolidated Financial Statements
Wako Logistics Group, Inc.
Years ended April 30, 2002 and 2003 and
9 months periods ended January 31, 2003 and 2004 (unaudited)

Independent Auditors’ Report

To the Board of Directors and Stockholders of
Wako Logistics Group, Inc.
(A company incorporated in Delaware)

We have audited the accompanying consolidated balance sheet of Wako Logistics Group, Inc. (the “Company”) and its subsidiaries (collectively, the “Wako Group”) as of April 30, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of April 30, 2003 and the results of their operations and cash flows for each of the two years in the period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong

Date:	December 29, 2003, except for footnote 1, paragraphs # as to which the date is January 30, 2004

Wako Logistics Group, Inc.

Consolidated Statements of Operations
Years ended April 30, 2002 and 2003 and 9 months periods ended January 31, 2003 and 2004 (Dollars in thousands except share data and per share amounts)
Information as of January 31, 2004 and for each of the Nine Month Periods Ended January 31, 2003 and 2004 is Unaudited.

		Year ended April 30,		(Unaudited) 9 months ended January 31,
	Note	2002 US$	2003 US$	2003 US$	2004 US$
Revenues:
Freight		8,783	11,150	8,981	10,033
Agency services		308	486	201	243
Other services		2,367	3,001	2,413	2,431

Total revenues		11,458	14,637	11,595	12,707

Operating expenses
Cost of forwarding		(8,741)	(11,807)	(9,395)	(10,323)
Selling and administrative expenses		(2,556)	(2,075)	(1,601)	(1,500)
Depreciation		(64)	(48)	(20)	(14)

Total operating expenses		(11,361)	(13,930)	(11,016)	(11,837)

Income from operations		97	707	579	870
Other income (expense)
Interest income		18	4	4	1
Interest expense		(5)	(5)	(4)	--
Other income, net		152	57	47	22

Income from continuing operations before
income taxes and minority interest		262	763	626	893
Provision for income taxes	5	(41)	(121)	(105)	(156)

Income from continuing operations before
minority interest		221	642	521	737
Minority interest		(55)	(161)	(131)	(195)

Income from continuing operations		166	481	390	542
Discontinued operations	3
Loss from discontinued operations, net of
minority interest		(133)	(41)	(22)	--

Net income		33	440	368	542

Net income (loss) per share:
Basic net income from continuing operations		0.01	0.02	0.02	0.03
Basic net loss from discontinued operations		(0.01)	--	--	--
Net income per share		--	0.02	0.02	0.03

Basic common shares outstanding		20,001,000	20,001,000	20,001,000	20,001,000

The financial statements should be read in conjunction with the accompanying notes.

Wako Logistics Group, Inc.

Consolidated Balance Sheets
At April 30, 2003 and January 31, 2003
(Dollars in thousands except share data and per share amounts)

		At April 30,	(Unaudited) At January 31,
	Note	2003 US$	2004 US$
ASSETS
Current assets
Cash and cash equivalents		218	212
Restricted cash	6	195	153
Certificate of deposits	6	--	115
Trade receivables, net		1,702	2,054
Deposits, prepayments and other current assets		62	125
Due from related parties	9	1,358	1,164
Due from a director	9	28	--

Total current assets		3,563	3,823
Property, plant and equipment, net	4	32	86
Goodwill	1	--	624

Total assets		3,595	4,533

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdrafts		267	272
Trade payables		1,547	1,317
Accrued charges and other creditors		103	156
Due to related parties	9	174	136
Due to directors	9	1,126	1,298
Income tax payable		115	268

Total current liabilities		3,332	3,447

Minority interest		66	--

Commitments and contingencies	8	--	--
Stockholders' equity
Preferred stock, US$0.001 par value, 5 million shares
authorized and nil issued		--	--
Common stock US$0.001 par value, 55 million shares
authorized, 20,001,000 shares issued and outstanding	1	20	20
Additional paid-in capital		172	922
Retained earnings		5	144

Total stockholders' equity		197	1,086

Total liabilities and stockholders' equity		3,595	4,533

The financial statements should be read in conjunction with the accompanying notes.

   Wako Logistics Group, Inc.

Consolidated Statements of Stockholders’ Equity
For the years ended April 30, 2002 and 2003 and 9 months period ended January 31, 2004
(Dollars in thousands except share data and per share amounts)

	Ordinary stock		Additional paid-in capital	Retained earnings	Total
	Number	US$	US$	US$	US$
Balance as of May 1, 2001	20,001,000	20	172	233	425
Net income	--	--	--	33	33
Dividend paid	--	--	--	(163)	(163)

Balance as of April 30, 2002	20,001,000	20	172	103	295
Net income	--	--	--	440	440
Dividend paid	--	--	--	(538)	(538)

Balance as of April 30, 2003	20,001,000	20	172	5	197
Cost of acquisition of minority interests
contributed by controlling shareholder	--	--	750	--	750
Net income (unaudited)	--	--	--	542	542
Dividend paid (unaudited)	--	--	--	(403)	(403)

Balance as of January 31, 2004 (unaudited)	20,001,000	20	922	144	1,086

The financial statements should be read in conjunction with the accompanying notes.

   Wako Logistics Group, Inc.

Consolidated Statements of Cash Flows
For the years ended April 30, 2002 and 2003 and 9 months periods ended January, 31 2003 and 2004
(Dollars in thousands except share data and per share amounts)

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	US$	US$	US$	US$
Cash flows from operating activities:
Net income	33	440	368	542
Adjustments to reconcile net income to net cash provided by
(used in) operating activities
Depreciation	73	51	23	14
Bad debts written off	63	85	17	5
Loss on disposal of property, plant and
equipment	1	--	--	--
Write off of rental deposits	10	--	--	--
Minority interest	11	147	123	195
Changes in working capital:
Trade receivables	323	(529)	(423)	(358)
Deposit and prepayment	19	3	6	(62)
Due from related parties	109	(428)	(267)	(61)
Due from a director	(154)	152	(134)	28
Trade payables	(346)	357	500	(231)
Accrued charges and other creditors	(39)	26	9	54
Due to related parties	45	(102)	56	(38)
Due to directors	(107)	502	(172)	172
Income tax payable	(84)	57	42	153

Net cash provided by (used in) operating activities	(43)	761	148	413

Cash flows from investing activities:
Acquisitions of property, plant and
equipment	(35)	(11)	(11)	(68)
Disposal of a branch	--	(14)	--	--

Net cash used in investing activities	(35)	(25)	(11)	(68)

Cash flows from financing activities:
Certificate of deposits	--	--	(115)	(115)
Restricted cash	137	56	99	42
Bank overdrafts	53	138	(75)	5
Capital element of capital leases payments	(15)	(14)	(11)	--
Dividend paid to minority interests	(55)	(180)	--	(135)
Dividend paid	(163)	(538)	--	(403)
Due from related parties	27	(351)	(185)	255
Due to related parties	17	--	(17)	--

Net cash (used in) provided by financing activities	1	(889)	(304)	(351)

Net decrease in cash and cash equivalents	(77)	(153)	(167)	(6)
Cash and cash equivalents at beginning of year/period	448	371	371	218

Cash and cash equivalents at end of year/period	371	218	204	212

The financial statements should be read in conjunction with the accompanying notes.

Wako Logistics Group, Inc.

Notes to Consolidated Financial Statements
For the years ended April 30, 2002 and 2003 and 9 months periods ended January 31, 2003 and 2004
(Dollars in thousands except share data and per share amounts)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

Wako Logistics Group, Inc. (the “Company”) was incorporated on December 2, 2003 under the laws of the United States of America under the name of Wako Logistics Inc. The Company was incorporated with authorised and outstanding share capital of 100 million and 100 common stocks with par value of US$0.001 each respectively. All outstanding common stocks are issued to Mr. Christopher Wood.

On January 8, 2004, the Company changed its name to Wako Logistics Group, Inc. On the same date, its authorised number of shares was reduced to 60 million, of which 55 million shares are common stock, and 5 million shares are preferred stock. The Company has had no operation since its incorporation and is used as an investment holding company.

Pursuant to Share Exchange Agreements entered into between the Company and Mr. Christopher Wood (and his nominee) on January 18, 2004, the Company consummated a combination with Wako Express (H.K.) Company Limited (“WEHK”) and Wako Air Express (H.K.) Company Limited (“WAE”) (collectively, Operating Subsidiaries”) by the issue of 20,000,900 common stocks in the Company in exchange for 100% of the outstanding stock of WEHK and WAE.

After the share exchanges, the Company became the controlling company of the Operating Subsidiaries and Mr. Christopher Wood became the controlling shareholder of the Company.

The transfer of Mr. Christopher Wood’s interest in the Operating Subsidiaries to the Company was a reorganization of companies under common control and has been accounted for effectively as a pooling of interests, and the consolidated financial statements of the Company have been presented as if the Operating Subsidiaries had been owned by the Company since the earliest date covered by these financial statements.

WEHK was incorporated in Hong Kong on June 4, 1982. During the period covered by these financial statements, its authorized capital stock comprised 1,000,000 shares of common stock with a par value of HK$1 per share. WEHK’s principal activity is the provision of sea freight services.

WAE was incorporated in Hong Kong on February 24, 1989. During the period covered by these financial statements, its authorized capital stock comprised 10,000 shares of common stock with a par value of HK$100 per share. WAE’s principal activity is the provision of airfreight services.

During the period from May 1, 2001 to December 19, 2003, the Operating Subsidiaries’ issued and outstanding capital stocks were 75% owned by Mr. Christopher Wood and were treated as 75% owned by the Company. The remaining 25% equity interests were treated as “minority interest”.

On December 19, 2003, Mr. Christopher Wood acquired the remaining 25% equity interests in each of WEHK and WAE at a consideration of US$750 and became the sole shareholder of each of them. For accounting purposes, the acquisition of this additional 25% equity interest was recorded using the purchase method of accounting. The cost of acquisition in excess of net identified tangible and intangible assets acquired (US$126) was accounted for under the provisions of FASB Statement No. 142 “Goodwill and Other Intangible Assets”. The cost of acquisition contributed by Mr. Christopher Wood was recorded as an increase in additional paid-in capital.

1. ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At December 19, 2003 US$'000
Current assets	3,075
Property, plant and equipment	29

Total assets	3,104

Current liabilities	(2,600)

Net assets	504

25% of net assets acquired	126

The $624 of goodwill was assigned to the air and sea segments in the amounts of $323 and $301 respectively.

During the period from February to March 2004, the Company issued an aggregate of 440,000 shares of its common stocks of which, 122,800 shares to consultants, 66,500 shares to its staff and 250,700 shares to independent parties.

The stocks issued to consultants are for professional services rendered and to be rendered to the Company valued at $61, which is the fair value of the stock issued. The unit share price and thus the fair value of stock were determined by management by reference to the Company’s future earning potential. Management believes that this value is comparable to the values of similar services offered by other services providers in the market. The amount of consideration and issued cost will be expensed when the services are rendered.

The stocks issued to staff and independent parties were at a price of $0.5 per share. The proceeds from these issues, net of issuing expenses, of $157 will be credited to common stock and additional paid-in capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles The consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America (“USGAAP”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation
The consolidated financial statements include the financial information of the Company, WEHK and WAE as they are entities under common control (collectively known as “Wako Group”). All material intercompany balances and transactions have been eliminated on consolidation.

Unaudited Financial Statements
The unaudited financial information included herein as of January 31, 2004 and for the six months ended January 31, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the management, these unaudited financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The consolidated results for interim periods are not necessarily indicative of the results expected for a full year.

Comprehensive income
The Wako Group adopted SFAS No. 130, “Reporting Comprehensive Income” which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. During the period, Wako Group did not record any “other comprehensive income” so its comprehensive income equals net income as reflected in the consolidated statement of operations.

Property, plant and equipment and depreciation Property, plant and equipment is stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rate per annum:

Computer equipment	3 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years
Leasehold improvement	Over the shorter of estimated useful lives or leased period

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for the impairment of long-lived assets
The long-lived assets held and used by the Wako Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue recognition Wako Group derives its revenues from two principal sources: airfreight by WAE and ocean freight by WEHK.

As a non-asset based carrier, Wako Group does not own transportation assets. Rather, Wako Group generates the major portion of its air and ocean freight revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. Sell rate is the rate Wako Group billed to customers and buy rate is the rate Wako Group paid to the carrier. By consolidating shipments from multiple customers and concentrating its buying power, Wako Group is able to negotiate favorable buy rates from the direct carriers, while at the same time offering lower sell rates than customers would otherwise be able to negotiate themselves.

Airfreight revenues include income earned by WAE for carrying the shipments when WAE acts as a freight consolidator. Ocean freight revenues include income earned by WEHK for carrying the shipments when WEHK acts as a Non-Vessel Operating Common Carrier. In each case Wako Group is acting as an indirect carrier. When acting as an indirect carrier, revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier’s terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit.

Because of the way Wako Group conducts its business, they recognize revenue gross as a principal rather than net as an agent. The reason Wako recognizes revenue in this manner is that we, as a freight forwarder, as distinguished from other logistics forwarders, who are required to recognize revenues net as an agent, is because we are subject to credit risk, inventory cargo risk, and insurance risk.

Revenues realized in other capacities, for instance, when Wako Group acts as an agent for the shipper, include only the commissions earned for the services performed. These revenues are recognized upon completion of the services.

Other services include mainly terminal and documents handling fee earned. These revenues are recognized upon completion of the services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recognition of cost of forwarding
The billing of cost of forwarding is usually delayed. As a result, Wako Group has to estimate the cost of purchased transportation and services and accrue an amount on a load-by-load basis in a manner that is consistent with revenue recognition. Such estimate is based on past trends and on the judgment of management. Historically, upon completion of the payment cycle (receipt and payment of transportation bills), the actual aggregate transportation costs are not materially different than the accrual. However, in any case in which the actual cost varies significantly from the accrual, a revision to the accrual would be required.

Leasing
Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under capital leases are recognised as assets of the Wako Group at the lower of the fair value of the leased assets or the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a capital lease obligation. Finance charges implicit in the purchase payment are charged to the statement of operation over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Income taxes Provision for income and other related taxes have been provided in accordance with the tax rates in effect in Hong Kong depending on income arising from their respective jurisdictions.

The Wako Group provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

Foreign currency translation The functional currency of the Wako Group is Hong Kong dollars (“HK$”).

Transactions involving foreign currencies are translated at the approximate rates of exchange existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are retranslated at the approximate rates of exchange existing at that date. Exchange gains and losses are dealt with in the consolidated statement of operation.

For the convenience of the readers of these financial statements, translation of amounts from Hong Kong dollars (HK$) into United States dollars (US$) has been made at the exchange rate of US$1.00 = HK$7.8.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No representation is made that the Hong Kong dollars amounts could have been or could be, converted into the United States dollars at that rate or at any other rates.

Uses of estimates
The preparation of the consolidated financial statements in conformity with USGAAP requires the Wako Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the report periods. Actual amounts could differ from those estimates. Estimates are used for, but not limited to, the accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, taxes and contingencies.

Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Collectibilty of amounts receivable from such parties are evaluated in accordance with our policy for “allowance for doubtful accounts” below.

Goodwill
Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at date of acquisition and will be tested for impairment on at least an annual basis. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.

Allowance for doubtful accounts
The Wako Group reviews its allowance for doubtful accounts bi-monthly throughout the year and provides an allowance equal to the estimated uncollectible amounts. The Wako Group’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Wako Group’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$35 as of April 30, 2003, and US$6 (unaudited) as of January 31, 2004.

Cash and cash equivalents
Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amount of cash and are so near maturity that they represent insignificant risk of changes in value because of changes in interest rates.

Net income per share
According to the requirements of SFAS No. 128, “Earnings Per Share” (“EPS”), basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares. There were no diluted securities outstanding during any of the periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting
The Group adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The Group’s results of operations and financial position were affected by the implementation of SFAS No. 131 as it operates in more than one line of business. Segment information is disclosed in note 16 to the financial statements.

Recently issued Accounting Standards
Effective January 1, 2003, the Wako Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of SFAS 146 did not have a material impact on the Wako Group’s operating results or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46 applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003.

In December 2003, the FASB has issued a revision to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”) to clarify some of the provisions of FIN 46 issued in January 2003 and to exempt certain entities from its requirements. Under the new guidance, the effective dates vary depending on the type of reporting company and the type of entity that the company is involved with. Although a major shareholder of the Group has an interest in certain other companies the Group has agency agreements with, management believes those agreements are based on normal commercial terms and the Group would not be subject risk of loss associated with these companies. As a result management has determined that the Group currently has no interests in variable interest entities, and therefore does not expect adoption of FIN 46R to have an impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Subject to certain exception, this statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and all provisions of this Statement should be applied prospectively. The Wako Group had no derivative instruments outstanding and the adoption of SFAS No. 149 has no impact on the Wako Group’s consolidated financial statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The SFAS No.150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Wako Group had no financial instruments outstanding and the adoption of SFAS No. 150 has no impact on the Wako Group’s consolidated financial statement.

3. DISCONTINUED OPERATIONS

On 31 December 2002, the Wako Group discontinued the operation of a branch office located in Guangzhou which mainly operated in the sea forwarding segment. The branch was sold at its carrying amount of US$51 to a related party (note 9) in April 30, 2003. The Wako Group will not have significant continuing involvement in the operation of the branch after the disposal.

The revenue and results of the discontinued operations, which have been included in the financial statements, were as follows:

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	US$	US$	US$	US$
Turnover	531	281	308	--
Other income*	1	350	171	--
Operating costs	(710)	(335)	(337)	--

	(178)	296	142	--
Less: elimination of transactions
between branch and head office*	--	350	171	--

Loss from discontinued operations
before minority interest	(178)	(54)	(29)	--
Minority interest	45	13	7	--

Loss from discontinued operation	(133)	(41)	(22)	--

*	Other income represents waiver of amount due to the head office which has been eliminated on consolidation.

3. DISCONTINUED OPERATIONS (CONTINUED)

Assets and liabilities of the discontinued operations were as follows:

	At April 30,	(Unaudited) At January 31,
	2003	2004
	US$	US$
Trade receivables	143	--
Property, plant and equipment	30	--
Other assets	24	--

Total assets	197	--

Trade payable	86	--
Other liabilities	60	--

	146	--

Net assets	51	--

4. PROPERTY, PLANT AND EQUIPMENT, NET

	At April 30,	(Unaudited) At January 31,
	2003	2004
	US$	US$

Computer equipment	212	260
Office equipment	74	74
Furniture and fixture	16	36
Motor vehicles	77	77
Leasehold improvement	205	205

	584	652
Less: Accumulated depreciation	552	(566)

Net book value	32	86

5. INCOME TAXES

(a)	The Wako Group is subject to income taxes on an entity basis on income arising in or derived from Hong Kong.

        Income tax expense is comprised of the following:

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	US$	US$	US$	US$
Current tax	41	121	105	156
Deferred tax	--	--	--	--

	41	121	105	156

(b)	A reconciliation of the effective tax rate computed using the Hong Kong statutory income tax rate is summarized below:

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	%	%	%	%
Hong Kong statutory tax rate	16.0	17.5	17.5	17.5
Tax effect of permanent differences
(note)	26.4	(1.3)	--	--
Others	5.8	0.9	(0.7)	--

Effective rate	48.2	17.1	16.8	17.5

Note:	The Wako Group recorded additional net expenses of approximately US$150 during the preparation of its USGAAP financial statements for the year ended April 30, 2002. However, as the tax assessment for that year has already been assessed by the local tax authority and the tax overpaid was not material, the Wako Group did not intend to re-open the assessment. Accordingly, the tax effect of these expenses was treated as permanent difference in this reconciliation.

6. PLEDGE OF ASSETS

As of each balance sheet date, the Wako Group had pledged the following assets for banking facilities granted by banks:

	At April 30,	(Unaudited) At January 31,
	2003	2004
	US$	US$
Certificate of deposit	--	115
Restricted cash	195	153

	195	268

7. BANKING FACILITIES

        The Group has obtained bank facilities from creditworthy commercial banks in Hong Kong as follows:

	At April 30,	(Unaudited) At January 31,
	2003	2004
	US$	US$
Facilities granted
Uncommitted guarantee line
(Note i )	--	--
Committed guarantee line	--	115

Total guarantee line	--	115

Utilized
Uncommitted guarantee line	177	139
Committed guarantee line	--	115

Total utilized	177	254

Note	(i): There is no fixed facility amount granted by the banker. The facility amount is agreed by the banker and the Wako Group from time to time. These facilities are fully cash-collateralised as set out in note 6.

8. COMMITMENTS AND CONTINGENCIES

Commitments under operating leases:

The Wako Group rent office space, directors’ quarters and certain office equipment under non-cancellable operating leases. The following table summarizes these approximate future minimum lease payments in effect as of April 30, 2003 and January 31, 2004:

	At April 30,	(Unaudited) At January 31,
	2003	2004
	US$	US$
Within one year	139	174
Over one year but not exceeding two years	135	126
Over two years but not exceeding three years	109	73
Over three years but not exceeding four years	--	--
Over four years but not exceeding five years	--	--
Thereafter	--	--

Total operating lease commitments	383	373

Rent expense under operating leases for the years ended April 30, 2002 and 2003 was approximately US$178 and US$170 respectively and the amount for the periods ended January 31, 2003 and 2004 are US$112 and US$96 respectively.

Cargo space commitments

WAE has entered into written agreements with various carriers pursuant to which WAE is committed to utilize a guaranteed minimum amount of cargo space each year. As of April 30, 2003 and January 31, 2004, the minimum amount of such cargo space to be utilized in the next year are US$80 and US$1,654 respectively.

Contingencies – outstanding claims

Wako Group is subject to claims that arise primarily in the ordinary course of business. Such claims are in general covered by the Wako Group’s standard liability insurance. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a material adverse effect on the financial position of Wako Group. As of January 31, 2004, the aggregate outstanding amount being claimed was US$44.

9. RELATED PARTY TRANSACTIONS

Name and relationship of related parties

Name	Relationship with the Wako Group
Christopher Wood ("CW")	Shareholder and director of the Wako Group
Yip King Lin, Paul ("PY")	Director of WEHK and WAE, shareholder of WEHK and WAE until December 19, 2003
Wako Express (China) Company Limited ("WEC") #	Common shareholders and directors
Asean Cargo Services Pty Ltd ("ACSP") #	CW is a shareholder and director of ACSP
Asean Logistics Inc ("ALI") #	PY is a shareholder and director of ALI
Wako Logistic (Thailand) Co. Ltd ("WLT") #	CW is a shareholder and director of WLT
Mountland Development Limited ("MDL")	CW is a shareholder and director of MDL
Join Wing Properties Limited ("JWP")	CW is a shareholder and director of JWP
Yadley Hong Kong Limited ("YHKL")	PY is a shareholder and director of YHKL

In the normal course of business, Wako Group entered into agency agreements with various overseas agents so that both the Wako Group and these overseas agents can jointly handle the shipments in both the port of loading and the port of destination.

Under these agency agreements, both the Wako Group and the overseas agents are obliged to perform their respective services at their own places of business and, in return, earn their respective services fees from the other party and either the shipper or the consignee.

In addition to the above, under the agency agreements, sometimes either the Wako Group or the overseas agent is obliged to act as “collection agent” to collect the freight revenue from customers (either the shipper or the consignee). Since the decision as to who has to pay the freight cost is solely determined by both the shipper and the consignee, both Wako Group and the overseas agent only act in accordance with the customers’ instructions in the collection process. In case the collecting party is not the party who pays the freight cost to the carrier, the collecting party has to reimburse the other party to enable it to settle the freight cost.

In both cases, either the Wako Group or the overseas agent has to raise an invoice to the other party for an amount attributable to him. The amounts include the services fees earned and may also include the freight cost collected by the other party.

During the period covered by these financial statements, four of these overseas agents are related parties as mentioned above. For the purposes of identifying the related party transactions for accounting disclosure purposes, only the handling fee income earned by Wako Group from related party overseas agents and the handle fees paid by Wako Group to related party overseas agents are disclosed as related party transactions. The amounts that Wako Group billed to the related party overseas agents, who only acted as collection agents, were not shown as related party transactions. Likewise, the amounts that the related party overseas agents billed to Wako Group, who only acted as a collection agent, were not shown as related party transactions.

9. RELATED PARTY TRANSACTIONS (CONTINUED)

        The following is a summary of the amounts included in the accompanying balance sheets:

	As of April 30,	(Unaudited) As of January 31,
	2003	2004
	US$	US$
Due from related parties (Note (i))
WEC	907	579
ACSP	226	343
ALI	219	227
WLT	6	15

	1,358	1,164

Due from a director (Note (i))
PY	28	--

Due to related parties (Note (i))
WEC	35	12
ACSP	135	122
ALI	2	2
WLT	2	--

	174	136

Due to directors (Note (i))
PY	--	103
CW	1,126	1,195

	1,126	1,298

Note:

(i)	The amounts due from / to related parties and director(s) are unsecured, interest-free and repayable on demand. Movements in these accounts during the periods covered by these financial statements represented mainly

a)	amounts paid / collected on behalf of related parties;

b)	amounts paid / payable to and received / receivable from directors including dividends; and

c)	handling income receivable / handling fee payable / rental payable and their related settlements.

(ii)	The directors, PY and CW have undertaken to indemnify the Wako Group against any loss arising from non-recovery of amount due from ALI to the extent of US$217 as of April 30, 2003.

(iii)	As of April 30, 2003, the Wako Group has disposed all assets and liabilities of a branch with net asset value of US$51 to WEC at its carrying amount, resulting in no gain or loss on the disposal.

9. RELATED PARTY TRANSACTIONS (CONTINUED)

Summary of transactions with related entities:

	WEC US$	ASCP US$	ALI US$	WLT US$
May 1, 2001	222	114	63	19
Trade transactions	(12)	537	3	(1)
Expenses Paid	451	191	1	(26)
Net Settlements	(484)	(898)	70	(22)
April 30, 2002	177	(56)	137	(30)
Trade transactions	94	622	602	7
Expenses Paid	1,122	218	76	21
Net Settlements	(521)	(694)	(598)	6
April 30, 2003	872	90	217	5

(Unaudited)	WEC US$	ASCP US$	ALI US$	WLT US$
April 30, 2002	177	(56)	137	(30)
Trade transactions	(21)	414	575	2
Expenses Paid	471	112	17	21
Net Settlements	18	(544)	(506)	6
January 31, 2003	645	(74)	223	(1)

April 30, 2003	872	90	217	5
Trade transactions	85	855	66	22
Expenses Paid	581	98	9	(10)

Net Settlements	(971)	(822)	(67)	(2)

January 31, 2004	567	222	225	14

Notes:

o	Trade transactions include revenues earned by the Group or (expenses incurred by the Group) in the ordinary course of business

o	Expenses paid include amounts paid by the related party on the Group’s behalf or (paid by the Group)

o	Net settlements are the amounts which the Group received or (paid)

9. RELATED PARTY TRANSACTIONS (CONTINUED)

Additional related entity details

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	US$	US$	US$	US$
Handling income received/receivable
ACSP	1	7	5	5
ALI	25	37	17	17

Handling fee paid/payable
ACSP	18	42	39	97
ALI	11	11	7	22

Rental paid/payable
MDL	133	133	100	96
YHKL	--	27	15	27
JWP	45	45	33	33

        Summary of transactions during the last two years and interim periods with shareholders:

	CW US$	PY US$
May 1, 2001	(175)	252
Dividends	(769)	(256)
Settle Bonus/Dividends on behalf of WEC	(32)	(32)
Expenses / Draws	378	190

April 30, 2002	(598)	154
Dividends	(538)	(179)
Settle Bonus/Dividends on behalf of WEC	(142)	(142)
Expenses / Draws	153	195
April 30, 2003	(1,126)	28

9. RELATED PARTY TRANSACTIONS (CONTINUED)

(Unaudited)	CW US$	PY US$
April 30, 2002	(598)	154
Dividends	--	--
Settle Bonus/Dividends on behalf of WEC	--	--
Expenses / Draws	172	134
January 31, 2003	(426)	(288)

April 30, 2003	(1,126)	28
Dividends	(404)	(135)
Advance to Group	--	(103)
Settle Bonus/Dividends on behalf of WEC	--	--
Expenses / Draws	355	107
January 31, 2004	(1,195)	(103)

Notes:

o	Dividends include the amounts declared as dividends and payable

o	Settle bonus/dividends on behalf of WEC include amounts collected by the Group which were for the benefit of CW and PY

o	Advances to Group include amounts advanced by CW or PY to the Group

o	Expenses / Draws include amounts that were either paid directly to or for the benefit of CW or PY

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended April 30,		(Unaudited) 9 months ended January 31,
	2002	2003	2003	2004
	US$	US$	US$	US$
Cash paid for:
Interest expenses	5	5	4	--
Income tax	82	64	64	2

11. NON-CASH INVESTING AND FINANCING TRANSACTIONS

(a)	During the year ended April 30, 2003, the proceeds from the disposal of the branch as mentioned in note 9(iv), amounted to US$51, was not received in cash but was recorded in amount due from related parties.

(b)	As stated in note (1), the Company acquired the remaining 25% minority interests in WEHK and WAE in December 2003. The cost of acquisition of this minority interest was contributed by the controlling shareholder and was recorded as an increase in additional paid-in capital.

12. RETIREMENT PLAN

Before December 2000, the Wako Group had a retirement benefits scheme covering substantially all of its employees. The assets of the scheme are held separately from those of the Wako Group in funds under the control of the independent trustee. The amount charged to the income statement represents contributions payable to the scheme by the Wako Group at rates specified in the rules of the scheme less forfeiture arising from employees leaving the Wako Group prior to completion of qualifying service period, if any.

Starting from December 1, 2000, the Wako Group participates in the Mandatory Provident Fund (“MPF”) Scheme implemented by the Hong Kong Government. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Wako Group at rates specified in the rules of the MPF scheme. The assets of the MPF are held separately from those of the Wako Group in a provident fund managed by an independent trustee.

Pension expenses of US$52 and US$43 have been incurred by the Wako Group during the year ended April 30, 2002 and 2003 respectively. The pension expenses incurred for the periods ended January 31, 2003 and 2004 are US$34 and US$29 respectively.

13. OPERATING RISKS

a)     Credit risk and its concentration

The Wako Group provided forwarding services to a number of customers. Details of individual customers accounting for more than 5% of the Wako Group’s sales appear in note 14(a).

        Concentration of accounts receivable as of April 30, 2003 and January 31, 2004 are as follows:

	At April 30, 2003	(Unaudited) At January 31, 2004
Customer A	15	9

Certain aspects of the freight forwarding industry involve significant credit risks. It is standard practice for exporters and importers to expect freight forwarders to offer 30 days credit on payment of their invoices from the time cargo has been delivered for shipment. Competitive conditions require that the Wako Group offers 30 days credit to many of its clients. In order to avoid cash flow problems the Wako Group attempts to maintain tight credit controls and avoid doing business with customers the Wako Group believes may not be creditworthy. However, the Wako Group may not be able to avoid periodic cash flow problems or be able to avoid losses in the event customers to whom the Wako Group has extended credit either delay their payments to the Wako Group or become unable or unwilling to pay its invoices after the Wako Group has completed shipment of their goods, which could reduce the Wako Group’s revenues.

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentration of credit risk (whether on or off balance sheet) arose from the Wako Group’s major customers and related companies but the directors, in their opinion, consider that the risk of recoverability of the unreserved receivable is minimal.

13. OPERATING RISKS (CONTINUED)

b)     Concentration of suppliers

The Wako Group sourced forwarding services from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Wako Group’s cost of sales appear in note 14(b).

        Concentration of accounts payable as of April 30, 2003 and January 31, 2004 are as follows:

	At April 30,	(Unaudited) At January 31,
	2003%	2004%

Supplier K	14	--
Supplier N	12	21
Supplier O	--	13

	26	34

   Wako Logistics Group, Inc.

Notes to the Consolidated Financial Statements
For the years ended April 30, 2002 and 2003 and 9 months periods ended January 31 2003 and 2004

14. MAJOR CUSTOMERS AND SUPPLIERS

(a)     Details of individual customer accounting for more than 5% of the Wako Group’s sales are as follows:

	Year ended April 30,		(unaudited) 9 months ended January 31,
	2002%	2003%	2003%	2004%

Major customer
A	10	8	8	10

(b)	Details of individual suppliers accounting for more than 5% of the Wako Group’s cost of sales are as follows:

	Year ended April 30,		(unaudited) 9 months ended January 31,
	2002%	2003%	2003%	2004%
Major suppliers
K	8	7	8	--
L	5	5	5	9
M	--	5	5	--
N	--	24	24	21
O	6	--	--	10

	19	41	42	40

15. SUBSEQUENT EVENTS

[.]

16. SEGMENTS OF THE BUSINESS

(a) Business segments

The Group operates mainly in two business segments, being the provision of (i) air forwarding and (ii) sea forwarding services. The following table summarized the Group’s operations analyzed into air and sea forwarding services:

    i)        During the years ended April 30, 2002 and 2003

	Air forwarding		Sea forwarding		Elimination		Total
	2002	2003	2002	2003	2002	2003	2002	2003
	US$	US$	US$	US$	US$	US$	US$	US$
Turnover	5,850	7,614	5,608	7,023	--	--	11,458	14,637
Cost of forwarding	(4,800)	(6,650)	(3,941)	(5,157)	--	--	(8,741)	(11,807)
Depreciation	(23)	(20)	(41)	(28)	--	--	(64)	(48)
Interest income	14	4	4	--	--	--	18	4
Interest expenses	--	--	(5)	(5)	--	--	(5)	(5)
Other segment income	--	1	152	56	--	--	152	57
Other segment expenses	(942)	(776)	(1,614)	(1,299)	--	--	(2,556)	(2,075)
Taxation	(18)	(55)	(23)	(66)	--	--	(41)	(121)
Segment income from continuing operation before
minority interest	81	118	140	524	--	--	221	642

Total assets	--	2,151	--	2,161	--	(717)	--	3,595

Property, plant and equipment-additions	--	--	--	11	--	--	--	11

16. SEGMENTS OF THE BUSINESS (CONTINUED)

    ii)        During the 9 months periods ended January 31, 2003 and 2004 (unaudited):

	Air forwarding		Sea forwarding		Elimination		Total
	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$
Turnover	5,781	7,299	5,817	5,414	(3)	(6)	11,595	12,707
Cost of forwarding	(5,101)	(6,466)	(4,297)	(3,863)	3	6	(9,395)	(10,323)
Depreciation	(7)	(4)	(13)	(10)	--	--	(20)	(14)
Interest income	4	1	--	--	--	--	4	1
Interest expenses	--	--	(4)	--	--	--	(4)	--
Other segment income	1	2	46	20	--	--	47	22
Other segment expenses	(547)	(560)	(1,054)	(893)	--	--	(1,601)	(1,453)
Taxation	(23)	(45)	(82)	(111)	--	--	(105)	(156)

Segment income from continuing operation	108	227	413	557	--	--	521	784
before minority interest
Corporate expenses	--	--	--	--	--	--	--	(47)

	--	--	--	--	--	--	--	737

Total assets	--	2,499	--	2,677	--	(643)	--	4,533

Property, plant and equipment - additions	--	15	--	53	--	--	--	68

Changes in and Disagreements With Accountants On Accounting and Financial Disclosure

None.

PROSPECTUS

WAKO LOGISTICS GROUP, INC.

Dated _____________, 2004

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices.

Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the OTC Bulletin Board.

Dealer Prospectus Delivery Obligation

Until _________ (90 days from the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws, subject to the provisions of Delaware law, contain provisions that allow the corporation to indemnify any person under certain circumstances. Our directors are bound by the general standards for directors under Delaware law. These provisions allow our directors in making decisions to consider any factors as they deem relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which we operate and the economy. Delaware law limits our directors liability.

Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. We may in the future purchase and maintain insurance on behalf of our officers and directors, although we have not done so at the present time.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling security holders will pay no offering expenses.

ITEM	AMOUNT
SEC Registration Fee*	$1,200
Legal Fees and Expenses	25,000
Accounting Fees and Expenses*	65,000
Miscellaneous*	8,800
Total*	100,000

* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

On February 29, 2004, we accepted subscription agreement for and thus sold 340,000 shares of common stock to 91 non-US citizens or residents and 1 US citizens or residents who were either accredited or sophisticated non-affiliated investors for an aggregate of $170,000 or approximately $.50 per share.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above non US issuances. We believed that Regulation S was available because:

o	None of these issuance involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No US sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment;

o	No offers or sales were made to persons in the United States; and

o	No direct selling efforts were made in the United States.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above US issuance. We believed that Section 4(2) was available because:

o	None of these issuances involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In February 2004 we issued 100,000 shares of common stock to 1 non-US citizens or residents and 1 US citizens or residents who were either accredited or sophisticated non-affiliated investors for business consulting services including corporate restructuring and liaison with accounting firms valued at an aggregate of $50,000 or $.50 per share based upon contemporaneous cash sales of our securities.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

o	None of these issuances involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

o	Access to all our books and records.

o	Access to all material contracts and documents relating to our operations.

o	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

EXHIBITS

Item 3

    1 Articles of Incorporation of Wako Logistics Group, Inc.*

    2 Bylaws of Wako Logistics Group, Inc.*

Item 4

    1 Form of common stock Certificate of the Wako Logistics Group, Inc. (1)

Item 5

    1 Legal Opinion of Williams Law Group, P.A.

Item 10

    1 Contract for acquisition of Wako Express (HK) Co Ltd*

    2 Contract for acquisition of Wako Air Express (HK) Co Ltd*

Item 21

    1 Articles of Incorporation of Wako Express (HK) Co Ltd*

    2 Articles of Incorporation of Wako Air Express (HK) Co Ltd*

    3 Bylaws of Wako Express (HK) Co Ltd*

    4 Bylaws of Wako Air Express (HK) Co Ltd*

Item 23

    1 Consent of Moores Rowland Mazars, Hong Kong.

    2 Consent of Williams Law Group, P.A. (included in Exhibit 5.1)

Item 21

Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited are wholly owned subsidiaries.

        All other Exhibits called for by Rule 601 of Regulation SB-2 or SK are not applicable to this filing.

(1)     Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws.

* To be filed by exhibits

UNDERTAKINGS

Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to:

    1.        File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	Include any additional or changed material information on the plan of distribution.

    2.        For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3.        File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Hong Kong on March 12, 2004.

Wako Logistics Group, Inc.

Title	Name	Date	Signature
Principal Executive Officer,	Christopher Wood	6/10/04	/s/ Christopher Wood
Principal Accounting Officer and
Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	NAME	TITLE	DATE
/s/ Christopher Wood	Christopher Wood	Director	6/10/04